07024140

EMI

RECEIVED
2007 JUN -5 A 6:01

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

SUPPL

23rd May, 2007.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 4th May 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) an announcement, dated 9th May 2007, confirming that Deutsche Bank AG and its subsidiaries have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 4th May 2007, held 40,901,778 shares, being 5.11% of the shares in issue;
(b) an announcement, dated 14th May 2007, confirming that Deutsche Bank AG has decreased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 10th May 2007, held 37,333,464 shares, being 4.66% of the shares in issue;
(c) an announcement, dated 15th May 2007, confirming that ABN AMRO Bank N.V London Branch has increased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 10th May 2007, held 33,101,497 shares, being 4.13% of the shares in issue;
(d) a News Release dated 21st May 2007, announcing the EMI Group plc preliminary results for the year ended 31st March 2007;
(e) a News Release dated 21st May 2007 made by Terra Firma Investments (GP) 2 Ltd regarding its recommended cash offer for the Company;
(f) an announcement, dated 22nd May 2007, confirming that ABN AMRO Bank N.V London Branch has increased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 21st May 2007, held 52,852,483 shares, being 6.60% of the shares in issue;
(g) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 22nd May 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 22nd May 2007;
(h) an announcement, dated 23rd May 2007, confirming that ABN AMRO Bank N.V London Branch has increased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 22nd May 2007, held 59,168,708 shares, being 7.39% of the shares in issue; and,
(i) an announcement, dated 23rd May 2007, confirming that copies of a document sent on 23rd May 2007 to the Company's shareholders, under Rule 2.6 of the City Code, had been submitted to the UK Listing Authority.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JUN 0 8 2007
THOMSON
FINANCIAL

Encs.

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:39 09-May-07
Number	PRNUK-0905

TR-1 NOTIFICATIONOF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank Trust Company Americas Deutsche Asset Management Investment GmbH Deutsche Investment Management Americas Inc DWS Investments Italy SGR S.p.A DWS Investment S.A., Luxembourg TilneyGroup Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	04-05-2007
6. Date on which issuer notified:	09-05-2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0000444736	3,161,300	3,161,300	6,068,876	6,068,876	337,902	0.76	0.04

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Call Option	06-2007	-	13,045,000	1.63
Call Option	09-2007	-	13,950,000	1.74
Call Option	06-2007 OTC	-	2,500,000	0.31
Call Option	09-2007 OTC	-	4,000,000	0.50
Call Option	01-2009	-	1,000,000	0.13

Total (A+B)

Number of voting rights	% of voting rights
40,901,778	5.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	12:58 14-May-07
Number	PRNUK-1405

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	n/a
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	10-05-2007
6. Date on which issuer notified:	11-05-2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights

		Direct	Direct	Indirect	Direct	Indirect
GB0000444736	6,068,876	6,406,778	3,838,464	3,838,464	n/a	0.46	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Call Option	06-2007	-	13,045,000	1.63
Call Option	09-2007	-	13,950,000	1.74
Call Option	06-2007 OTC	-	2,500,000	0.31
Call Option	09-2007 OTC	-	4,000,000	0.50

Total (A+B)

Number of voting rights	% of voting rights
37,333,464	4.66%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

15. Contact telephone number: 020-7545-8533

020-7545-8532

Ref: 82-373

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	11:27 15-May-07
Number	PRNUK-1505

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	ABN AMRO Bank N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	10-05-2007
6. Date on which issuer notified:	14-05-2007
7. Threshold(s) that is/are crossed or reached:	3.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	26,377,059	26,377,059	33,101,497	33,101,497	n/a	4.13%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
33,101,497	4.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Myrto Koimtzoglou

15. Contact telephone number: 020-7678-0480

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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EMI

News Release

FOR IMMEDIATE RELEASE

21 May 2007 ER07/79

EMI GROUP PLC PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2007

- Underlying Group revenue fell by 15.8% on a reported basis and by 12.1% at constant currency
- As announced on 18 April 2007
  - EMI Music revenue fell by 15.0% at constant currency
  - EMI Music Publishing outperformed the recorded music market with revenue declining by only 0.9% at constant currency
- Group digital revenue increased by 46.5% from £112.1m to £164.2m on a reported basis representing 9.4% of total underlying Group revenue
- Continued success in finding and breaking long-term talent with top performing artists and songwriters in the financial year including:
  - EMI Music – Corinne Bailey Rae, Depeche Mode, Herbert Groenemeyer, Joss Stone, Keith Urban, Lily Allen, Norah Jones, RBD, Robbie Williams, The Beatles, The Kooks, 30 Seconds to Mars and Utada Hikaru
  - EMI Music Publishing – Amy Winehouse, Arctic Monkeys, Beyonce, Fergie, Gym Class Heroes, James Blunt, Jay-Z, Nelly Furtado, Norah Jones, Scissor Sisters and Vasco Rossi
- EMI Music operating margin reduced from 8.7% in the prior year to 3.3%, driven primarily by lower sales reflecting tough industry conditions and an unprecedented level of stock returns
- EMI Music Publishing operating margin improved from 25.1% to 26.3%, due to a reduction in the cost base and favourable revenue mix
- Underlying profit before tax decreased by 60.6% to £62.7m from £159.3m
- Underlying diluted earnings per share decreased to 5.8p from 15.7p
- As announced on 18 April, further dividend payments have been suspended until the benefits of the restructuring programme have been fully realised. The interim dividend of 2.0p per share has been paid

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001

Financial Summary

	Year Ended 31 March 2007 £m	Year Ended 31 March 2006 £m
Underlying Group revenue	1,751.5	2,079.9
EBITDA(i)	174.0	275.8
Group profit from operations (EBITA)(ii)	150.5	250.5
Underlying PBT(iii)	62.7	159.3
Total (loss) profit before taxation	(263.6)	118.1
Underlying diluted earnings per share(iv)	5.8p	15.7p
Basic (loss) earnings per share	(36.3)p	10.9p
Dividend per share	8.0p	8.0p
Return on sales(v)	8.6%	12.0%
Interest cover(vi)	1.9x	3.0x

(i)	EBITDA is Group profit from operations before depreciation, operating exceptional items, amortisation, interest and tax
(ii)	Group profit from operations (EBITA) is before operating exceptional items, amortisation, interest and tax.
(iii	Underlying PBT is before exceptional items, amortisation and tax.
(iv)	Underlying diluted earnings per share is before exceptional items and amortisation.
(v)	Return on sales is defined as Group profit from operations before operating exceptional items and amortisation as a percentage of Group revenue.
(vi)	Interest cover is defined as the number of times EBITDA is greater than Group finance charges, excluding non-periodic interest and non-standard charges.

Exceptional items include operating exceptional items and financial exceptional items. Operating exceptional items include impairment of goodwill and intangible assets, gains/(losses) on disposal of property, plant and equipment and remeasurement of listed investments. Finance exceptional items include remeasurement of financial assets and liabilities to be included within finance charges and exceptional refinancing costs.

Eric Nicoli, CEO of EMI Group, said, "This has been a challenging year for EMI Group primarily as a result of the worsening market conditions which affected the entire recorded music industry with revenue declines in every major music market across the world.

"This led us to implement a restructuring plan which, as well as removing cost from the business, will fundamentally change the way we do business. Moving forward, we will realign our investment focus and direct our resources to areas where we will make higher and more sustainable returns.

"We believe that digital sales will continue to grow strongly and are excited about the possibilities offered by partnerships and new business models across both our divisions.

"During the past year, we have multiplied our digital distribution channels by entering into agreements with partners who will make our music available across their platforms in many different ways. Our digital activity is extensive and pro-active and we are open to experimenting with all emerging business models. In April 2007, we were the first music major to make available a new digital rights management (DRM)-free premium sound quality download product as part of our strategy to provide consumers with compelling music propositions.

"We remain confident about our long-term future: while current trading conditions are difficult, consumers' appetite for music has never been greater. Although fewer CDs are being purchased, people are consuming more music in more ways than ever before. We are positioning ourselves to capture these new and expanding revenue opportunities as we build a progressive music business which is truly consumer focused and well-equipped for the digital age."

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Pippa Strong	Investor Relations	+44 20 7795 7681

Brunswick Group LLP

Patrick Handley	+44 20 7404 5959

A live audio webcast of EMI's conference call to investors and analysts will take place at 8.00am (UK time) on 22 May 2007, and can be accessed via the Company's web site, www.emigroup.com. An archive will be available for viewing shortly thereafter.

Recorded music industry

EMI Music operates in a marketplace that continues to undergo significant change, primarily driven by the rapid development of the digital music industry. Global digital markets increased by 68.3% in value over the financial year to account for 13.2% of the total industry, with both mobile and fixed line platforms enjoying strong growth. Challenging market conditions saw global physical sales decline by 13.6% over the financial year, resulting in an overall industry decline of 7.6% for the period.

The digital environment continues to be dynamic with new entrants, new services and new devices. Consumers are now able to access up to 4m tracks in the legitimate digital environment enjoying access to 24 hour music stores with unlimited shelf space.

This year, more people were able to access the digital environment due to the wide availability of broadband lines and music enabled mobile phones. In the past year, mobile music in particular has developed strongly, fuelled by new services such as full audio and video over the air delivery. The last year has seen significant expansion of mobile entertainment market in the US. Music videos and user generated content are also gaining in importance bolstered by the popularity of services such as Yahoo! Music. This is creating new commercial and promotional opportunities for artist videos. Furthermore, the way people discover music is changing. The past year has also seen the increasing popularity of social networking sites. This gives EMI a new way in which to market artists and is also a valuable resource in gathering information about consumer preferences. EMI continues to actively explore commercial opportunities around social networking.

The industry has continued to make progress in combating both physical and digital piracy. We have had notable legal victories against illegal peer to peer sites and continued in our efforts to get Internet Service Providers to take greater responsibility for providing access to unauthorised content from their sites. Such successes include KaZaa (Australia), Kuro (Taiwan), and Zoekmp3 (Netherlands). This has improved the business landscape for legitimate music sales. Today there are over 498 legitimate online music services in over 40 countries.

EMI Music

2006/07 has been a challenging year for EMI Music. Sales declined by 15.0% at constant currency. This is partly a function of the decline within the total music industry as well as the disappointing performance of EMI Music's portfolio compared to the prior year. We generated seventeen 1m+ selling albums in the year including successes from Norah Jones, The Beatles, Keith Urban, Corinne Bailey Rae, Bob Seger and Joss Stone. Strong performers digitally included MIMS, Utada Hikaru, KT Tunstall and OK Go. Total digital revenue represented 10.4% of total EMI Music revenue in the year.

Profit from operations before exceptional items and amortisation (EBITA) declined to £44.9m, resulting in an operating margin of 3.3%. This decline in profitability was driven by the flow through to profits from the reduction in revenues. In April 2006, we announced a cost savings initiative of £30m for the Group of which £25m was targeted for EMI Music to be achieved by the end of 2007/08. During 2006/07, the Group achieved £20m of this target which was well ahead of the planned £10m. In January 2007, we also initiated a far-reaching restructuring programme to remove £110m from the Group cost base which will be completed by 31 March 2009. The majority of these cost reductions will be generated from EMI Music.

Digital technology is multiplying the ways in which we can monetise our music assets and our key strategic priority is to continue to make our music content available on all economically attractive platforms, formats and services to ensure the widest consumer reach. In April 2007, we announced that we were launching a new premium download product which provides our music at a higher sound quality and without the restrictions of digital rights management to consumers. We are the first major recorded music company to do this and it is a fundamental step towards removing the boundaries for consumers by enabling the interoperability of digital

music between services and devices. Our recent partnership with Amazon to provide our new premium product in their digital music store illustrates how the absence of DRM is promoting competition between digital retailers. By removing DRM, we are able to provide a seamless experience for the consumer, which we believe will grow the demand for digital music.

We continued to broaden our digital distribution channels globally by entering into agreements with partners who will make our music available on their platforms. During the year, we entered into partnerships including: a multi-territory deal with Apple; regional partnerships with MTV, Yahoo, Last.fm and Sony; and national agreements with Amazon in the US, Baidu in China, Napster in Germany and Playlouder and BT Vision in the UK. In addition to establishing the right relationships on the right terms, we are at the forefront of the industry in exploiting the new product, format and windowing possibilities that digital enables. For example, during the year we distributed the 30 Seconds to Mars video using the latest Web 2.0 technology. The flash technology allows users to embed videos within their own wedsites and social networking pages, with a click through function which allows viewers of the web page to purchase the tracks and also allows us to generate additional revenue by putting advertising around the video content. EMI Music repertoire is now available digitally in 70 countries, up from 56 countries in the prior year. We believe that we have made significant progress within the digital arena during the year and that this will enable us to enhance value for our shareholders through the growth of this market in the future.

EMI Music geographic review

North America

2006/07 has been a challenging year for the North American market, which declined by 7.7% overall. Digital sales grew strongly by 80.1%, which was driven, in particular, by the mobile market. This growth has not compensated for the decline experienced in the physical market. Digital represented 20.8% of the total market during 2006/07.

Against this difficult backdrop, our North American business experienced a decline in revenue. We had key successes from US artists, Norah Jones, Keith Urban, Janet Jackson, 30 Seconds to Mars and Trace Adkins in combination with the effective marketing and promotion of international releases from The Beatles, Corinne Bailey Rae and Joss Stone. MIMS is our latest urban breakthrough act in the region; his debut single has performed very strongly, with 1.3m ring tunes sold and 0.7m tracks downloaded globally in the financial year.

EMI Music's digital revenue in North America increased by 64% over the year. Mobile products grew at the fastest rate but online downloads continued to represent the largest digital segment for the region. EMI Music has consistently been an innovator of new products and services. Most recently, we reached an agreement with Amazon, making us the first music major to be in Amazon's new online music store. We were also the first music major to make its catalogue of recordings available to Qtrax, which will be the first advertising supported, legal peer-to-peer music distribution service. During the year, we provided tracks which were used as pre-loaded content when the Microsoft's Zune player was launched in November 2006.

We believe it is important to participate across all genres and in North America we have specific labels dedicated to Country (Capitol Nashville), Christian (CMG) and Jazz Music (Bluenote). All of these labels are well known for their ability to attract high calibre talent such as Anita Baker, Amy Grant and Kenny Rogers. During the year, they generated strong sellers with releases from Norah Jones, Keith Urban and Chris Tomlin.

In September 2006, we completed the sale and leaseback of the Capitol Tower in Los Angeles which resulted in an inflow of cash for the Group.

As part of the restructuring we announced in January 2007, we have merged our two main pop labels in the region, Capitol and Virgin, to form the Capitol Music Group. The combined artist roster, talent and market share of this new label group establishes it as one of North America's

leading labels. The restructuring also involves additional overhead reductions throughout our operations in the region and an increased focus on building our digital capability.

UK & Ireland

Consistent with the global recorded music market, the UK market experienced very tough conditions over the last 12 months, particularly in the physical market which showed significant decline in the fourth quarter. Total physical sales declined by an estimated 11.8% in the year, while digital sales increased by 79.7% to give a total market decline of 8.8% over the 2006/07 financial year. This reflected the weakness in industry sales in the key Christmas period and continuing price erosion as the specialist retailers began to compete on price with the supermarkets.

The strength and depth of our UK artist roster was again demonstrated this year despite the difficult market conditions. Album releases from Robbie Williams and Corinne Bailey Rae each sold in excess of 2m physical units worldwide and The Beatles *Love* album sold 5m worldwide during the year. A number of new UK artists also broke through to success during the year, most notably The Kooks, Lily Allen, The Good, The Bad and The Queen and Jamie T. EMI's British artists had tremendous success in the US with Corinne Bailey Rae and KT Tunstall breaking through in the year. 12 of the top 40 best-selling UK albums in the US during 2006 were EMI releases, including seven of the top 12 which is more than any of our competitors. EMI Music continued to demonstrate its strength in the compilation market and, in the final quarter of the financial year, it had three of the top-10 selling compilations.

Our digital revenue for 2006/07 in the UK grew by 31% over the prior year with fixed line downloads increasing by 16%, mobile downloads increasing by 41% and subscription by 38% over the period. Digital delivery brings many opportunities for capturing new revenue streams which we continue to explore. For example, EMI Music UK has entered into a deal with Playlouder MSP to make available its extensive catalogue via Playlouder's bundled subscription and ISP service.

As part of the restructuring we announced in January 2007, we have scaled back in all areas and merged some functions of our four UK labels while maintaining the four imprints. We anticipate that this will take significant costs out of the business while maintaining excellent specialist A&R skills in each label that will enable EMI to capitalise on the opportunities for marketing its recorded music around the world.

Continental Europe

Market conditions in Continental Europe were challenging over the financial year, with total industry sales declining by 8.3%.

EMI Music delivered a very commendable market share in a tough market environment. EMI gained market share in Spain, the Netherlands Switzerland, Austria and Poland while also delivering good results in Greece, Belgium and Italy. Good performances came from a broad range of established and new artists. Herbert Groenemeyer sold over 1m units worldwide of his album *12* and it remained number 1 in the German album charts for five weeks in a row which has not been accomplished by a local artist since he also achieved this in 2002. French rap artist Diam's achieved the best-selling album in France in 2006 with *Dans Ma Bulle*, reaching 1m units since its release. Diams also won Best French Act at the 2006 MTV Europe Music Awards.

We have sustained digital growth in the region during the financial year, with revenue increasing by 30%. However, our digital growth in Continental Europe is constrained by the lack of local fixed line retail stores in major markets such as Benelux and Scandinavia and a lack of marketing support for download stores. Mobile products represented a greater portion of digital sales in Europe than in the US or the UK, although fixed line sales still account for the majority of digital sales. The key issue remained the heavy level of piracy, particularly in Spain, Greece and Italy. However, EMI Music continues to explore all profitable digital models. For example, EMI Music has announced an advertising supported, pan-European agreement with Yahoo!Music, the biggest online video-on-demand service in the world together with AOL and MTV, to enable consumers of online services to watch videos from EMI's digital catalogue free

of charge. EMI has also signed a pan-European agreement with online social community Last.fm, to make music from EMI available to its users and a deal with Sony to pre-load EMI Music onto the Sony memory stick as well as a number of pre-load handset deals including with Nokia.

During the year, as part of the cost reduction programme announced in April 2006, the region redeveloped its organisation and business approach to address changes in consumer trends and the consumption of music including the establishment of shared service centres for finance processing and advanced CRM capability and practices, in particular in France and Spain. This programme will continue with the further restructuring announced in January 2007.

Japan
The Japanese market declined by 2.4% overall during the 2006/07 year with digital sales representing 12.4% of the overall industry.

Against this backdrop, our Japanese business performed strongly with its market share improving by 0.6 percentage points. This was driven by successful releases from Utada Hikaru selling over 1m physical units in the region along with local releases from DJ Ozma and Glay. International best sellers included Sarah Brightman and The Beatles. Utada Hikaru also performed phenomenally in digital format, with the *Flavor of Life* track selling 4.4m ring tunes in the financial year and continues to sell strongly. Overall, digital revenue showed an increase of 69% in the year, with mobile continuing to represent the majority of total digital sales. Digital revenues represented 19.6% of total revenue in Japan.

In April 2006, we announced a major restructuring of this business to improve the efficiency of our operations, to reinvest a proportion of these savings in the key areas of A&R and marketing, and to introduce a new multi-label organisational structure. During the year, we have implemented all the initiatives to ensure that we achieve the associated cost savings by the end of March 2008. In conjunction with this restructuring, we sold and leased back two freehold properties in Tokyo, with a substantial cash inflow generated from the transaction.

In December 2006, EMI announced the purchase from Toshiba of its 45% minority interest in Toshiba-EMI for £93m. We expect to complete the purchase in the first half of the 2007/8 financial year and EMI will then own 100% of our Japanese operations. Owning 100% of the business will provide us with full strategic flexibility in the region.

South East Asia
The major markets in South East Asia suffered sales declines as physical and digital piracy continued to take their toll. Overall, our business suffered a slight decrease in share in the region, but continues to deliver acceptable profit levels.

EMI's digital growth in the region was robust, with download revenue growing by a factor of four times and subscription revenue growing by a factor of six times, as the region experienced a pick up in broadband penetration. We gained digital market share over the year and digital revenue accounted for nearly 15% of the region's revenue. Major local releases in the region included Jolin Tsai, S.H.E, David Tao and ADA Band. Top-selling international artists included The Beatles and Robbie Williams.

Music in China is an excellent opportunity for us, particularly within digital formats. During the year, we embraced the growing market in China by being the first music major to announce a pioneering strategic partnership with Baidu to launch an advertising-supported, online music streaming service in China, the first revenue-sharing arrangement between an internet search engine and an international music company in that country.

We are currently implementing cost reductions in the region as part of our restructuring programme.

Australasia
Market conditions in Australasia worsened during the 2006/07 financial year. EMI Music's market share was modestly down. During the year, we generated releases from local

superstars, The 12th Man and Silverchair, as well as selling international titles from The Beatles, Norah Jones and Robbie Williams. Our restructuring programme has already been implemented in the region. iTunes launched in New Zealand during December 2006 and this leaves the region well placed for growth in the digital market.

Latin America

Our Latin American business had a disappointing 2006/07 year, largely because of problems experienced in Brazil. In October 2006, an accounting fraud was discovered in our recorded music operations in Brazil, which had a £9m negative profit impact. Following our investigation of the events and factors which led to and contributed to the fraud, we have conducted a thorough review of our policies and procedures both in Brazil and throughout our operations which we believe should mitigate the possibility of similar issues in the future. EMI Music Brazil has also been thoroughly restructured and new senior management has been appointed. The refocus of the company culture is now well underway.

Local superstars RBD had another good year, selling almost 3m units globally of their six currently released albums in the financial year. Releases from local artists Kumbia All Starz and Intocable were also successful, as were the new artists Fonseca, Shaila, Kudai and teen talent Belinda. The Latin music icon, Juan Luis Guerra, has recently been signed to EMI-Televisa.

As part of the restructuring plan announced in January 2007, the Latin American regional head office has been reorganised and each country within the region now reports directly to EMI Music International.

We believe that EMI's Latin music business, both in Latin America and in the US, will improve its creative and business performance due to our recent management changes and to the growing economic development of the Latin demographic. We are well positioned to develop and exploit this through our joint venture with Grupo Televisa S.A., the largest broadcaster in Mexico and the largest Spanish language conglomerate in the world.

Digital revenues for 2006/07 were almost four times larger than in the previous year and the rising penetration of mobile phones in most of Latin America provides a great opportunity for the legal distribution of music in the immediate future. EMI Latin America is focused on its mobile strategy and has completed a regional deal with Telefonica Movistar as well as most of the America Movil's carriers throughout the region. It has teamed up with Sony Ericsson and Nokia for the creation of preloaded content campaigns supporting the new albums of a number of local and international artists. For example, as part of the release campaign for Robbie William's *Rudebox*, his *Intensive Care* album was preloaded and sold in 850,000 units of Sony Ericsson handsets.

EMI Classics

EMI and Virgin Classics had a good year during 2006/07 with particular success in France where they grew their market share by 7% and had a huge hit with *The Miracle of the Voice* from the critically acclaimed soprano, Natalie Dessay. Japan also performed well with the Sarah Brightman *Diva* collection and Simon Rattle's recording of *The Planets*.

The superstar pianist, Evgeny Kissin, has just been signed to EMI Classics joining other great names such as Nigel Kennedy, Leif Ove Andsnes and Angela Gheorghiu. Virgin Classics added the brilliant young pianist, David Fray, and the German soprano, Diana Damrau, to its expanding roster.

EMI Classics is one of the oldest record label's in the world. EMI Classics has started a drive to tap further into this incredible resource and share it with music lovers across the globe. In March 2007, EMI Classics and iTunes teamed up to celebrate the 80th birthday of the late Mstislav Rostropovich,who was one of the world's greatest cellists. EMI Classics is running an international campaign in conjunction with iTunes giving music lovers access to his entire EMI discography as cellist, conductor and pianist.

EMI Music Publishing

EMI Music Publishing once again delivered a solid performance for the financial year ended 31 March 2007. Profit from operations before exceptional items and amortisation (EBITA), increased to £105.6m, an increase of 4.2% at constant currency with operating margin improving to 26.3%. Due to recorded music market conditions, as well as some phasing of income, revenue decreased by 0.9% at constant currency to £401.3m. Overall, this performance reflected both the underlying health and resilience of the business, as well as the early effects of efficiencies from our comprehensive restructuring programme which, in turn, is part of the evolution of the business. EMI Music Publishing has implemented a new strategy that will reshape the business for future growth and flexibility while, at the same time, building on and holding true to past successes. There are four key pillars to this strategy: continued excellence in A&R evidenced by the signing of today's top songwriters; helping to reform the industry's infrastructure through licensing and rate setting initiatives; further strengthening our internal capabilities including process and systems re-engineering; and deepening and expanding our client relationships.

Continued success in signing songwriters is essential for our future profitability. This year, a broad range of songs, songwriters and products underpinned our continued ability to sign the world's best songwriters, while reflecting the quality and depth of the catalogue. Notable successes during the period included songs by Beyonce, Fergie, Gym Class Heroes, Jay-Z, Norah Jones, Panic! At The Disco, The Fray, Nelly Furtado, Tool, Young Jeezy, Pink, Amy Winehouse, Arctic Monkeys, James Blunt, Jamiroquai, Kasabian, My Chemical Romance, Scissor Sisters, The Fratellis, The Feeling, Andreas Johnson, Estopa, Silbermond, La Roi Soleil, The Veronicas, and Vasco Rossi.

With the world's best collection of songs, we are working to drive industry reform in order to ensure that our songwriters are paid for their works. Nowhere is this more appropriate than in the world of digital revenues.

Digital revenues continued to grow strongly during 2006/07, increasing by 35.5% at constant currency on the prior year, to £25.3m. Revenues from digital music are currently classified amongst the various revenue categories - mechanical, performance, synchronisation and other uses - based on the varying status of income collection for these new uses in different countries.

The use of songs in mobile phone products remains the most significant early digital revenue contributor for EMI Music Publishing, and continues to enjoy very strong growth. For the revenue from mobile products, we have seen the percentage contribution from ring tunes increase significantly during the year whilst the contribution from ring tones has decreased. This trend is expected to continue as technology, handsets and networks continue to drive a product shift in the mobile space. Revenues from digital downloads (up 158.3% at constant currency in the year), and other newer products, such as video downloads, have also grown strongly and are starting to contribute more to the division's growth. EMI Music Publishing remains at the forefront of digital music by fostering relationships with new media companies at all stages of development in order to maximise the exploitation of our songwriters' music.

However, growth in digital revenues in music publishing continues to lag the recorded music industry, reflecting an under-developed industry infrastructure for the tracking and collection of digital royalties and the lack of agreements on digital royalty rates for certain products in some regions. EMI Music Publishing is at the forefront of the industry's effort to ensure that the right structures and rates are in place to identify and collect fully all past and future digital revenues. We were pleased to join the 'Centralised European Licensing and Administration Services' initiative, which is based on an agreement between the UK's MCPS-PRS Alliance and Germany's GEMA collection societies to establish a pan-European licensing and collection mechanism for mobile and online digital rights. This pan-European one-stop shop for the licensing of online rights, which went live in January 2007, is a groundbreaking initiative in the publishing industry. EMI Music Publishing is involved in many of industry developments and rate-setting negotiations around the globe, all in the interest of making sure our songwriters are properly and fairly paid for their works.

Mechanical revenue

Our mechanical revenues, which are derived from the sale of recorded music, declined by 6.7% at constant currency, reflecting the continued declines in the global recorded music market during the same period. Mechanical revenues now represent 42.6% of total divisional sales on a constant currency basis. On a regional basis, weaknesses in Eastern Europe and Scandinavia were partially offset by increases in Southeast Asia, while the US, the UK and Continental Europe were down marginally.

Performance revenue

Performance revenues, earned when a song is performed live on stage, played in a bar or other public venue or broadcast on the radio or television, grew by 10.1% at constant currency for the year and now represent 30.0% of divisional revenues on a constant currency basis. Key drivers of growth in this business are the chart success of songs from our roster of active songwriters and the proliferation of new media channels, especially across Europe. On a regional basis, performance income was particularly strong in the US, reflecting timing differences and strong underlying growth.

Synchronisation revenue

Synchronisation revenue, which is generated by the use of songs in audiovisual works such as advertisements, television programmes, films, computer games and in mobile phones, increased by 5.6% at constant currency, resulting in more than 12 years of consecutive growth. From the record level achieved in 2005/06, EMI Music Publishing was able to drive meaningful growth in synchronization by gaining greater penetration in multiple channels, particularly in the US and the UK. This growth is an early reflection of our strategy to deepen and broaden our customer relationships with licensors of music. Significant licences were issued worldwide for a number of major advertising campaigns, including Toyota, Kirin Beer, Pantene, General Electric, Maxwell House, Ford, Verizon, Proctor & Gamble, Starwood, Macy's, Pier 1 and O_2.

Other revenue

Other revenue typically represents about 10% of revenues, although the absolute amount can vary significantly from year to year. An important driver of the change in other revenue in recent years has been revenue gained from stepped up efforts in enforcing proper use of our copyrights. By their nature, these revenues tend to be irregular and unpredictable, accounting for the overall decline on a constant currency basis in this revenue category.

EMI Group future outlook

The recorded music market continues to undergo significant change as it becomes increasingly digitised. At this stage, uncertainty exists as to the timing and extent of future market development. We have seen physical sales declining at a significantly faster rate than the industry had anticipated but the Company remains positive on the long-term trends for the industry and, in particular, that there will be continued strong demand for digital music products of all types. We believe that the launch of our DRM-free, superior sound quality downloads, will boost sales of digital music and help unlock the many opportunities of the digital market. Our premium download product will be available with various retail partners including iTunes, Amazon, VirginMega and Telenor. We are currently in negotiations with many other retail services for the launch of this product.

In January 2007, we announced a restructuring programme and an update to our strategy to secure sustainable growth in underlying profits and cash flow. These initiatives will generate annualised cost savings of £110m and we expect £76m of these savings to be achieved by March 2008, with the full run rate being reflected in the financial results for the year to 31 March 2009.

We will continue to invest significantly in A&R to allow a continuing strong focus on artist and songwriter development. We are also investing to develop further our digital expertise so that we remain positioned at the forefront of the industry in capitalising on the opportunities arising from the market's evolution.

In the current financial year, EMI Music is planning releases from Kasey Chambers, Korn, Kylie Minogue, Lenny Kravitz, LeToya, M, Moby, Raphael, Thalia, The Chemical Brothers and Vasco Rossi. EMI Music Publishing expects to see releases from songwriters including Alicia Keys, Ashlee Simpson, Arctic Monkeys, Chris Cornell, Kanye West, Kelly Clarkson, Shiny Toy Guns, The Police, The Used and White Stripes. We have a world renowned catalogue in both EMI Music and EMI Music Publishing and we will continue to exploit them for the benefit of all stakeholders.

Financial review for the year ended 31 March 2007

Revenue

Reported underlying Group revenue decreased by 15.8% or £328.4m to £1,751.5m. Excluding the effects of unfavourable currency movements the decrease was 12.1% or £252.2m. The unfavourable exchange movement was largely driven by an increase in the weighted average rate of the US Dollar against Sterling from $1.78 last year to $1.90 in 2006/07.

At constant currency, revenue in EMI Music declined by 15.0%, with notable decreases in North America, UK and Ireland and Latin America.

At constant currency, revenue in EMI Music Publishing was down 0.9% versus the prior year due mainly to declines in physical mechanical sales as well as minor phasing adjustments. The 6.7% decrease in mechanical revenue was largely offset by solid growth in performance and synchronisation revenues.

Group digital revenue increased to £164.2m from £112.1m in the prior year, an increase of 46.5%. Digital revenue represented 9.4% of total underlying Group revenue for the year.

Costs

The underlying gross margin, after distribution costs, declined from 37.2% to 34.9%. This is the result of a gross margin decline in the Music division. Royalty, copyright manufacturing and distribution costs are all largely variable with revenue and have decreased in absolute terms in the year. Marketing and promotion costs, however, were lower in absolute terms but 2.6 percentage points higher as a percentage of total sales. Controlling marketing spend is a key area of focus for the Music business this year.

In April 2006, we announced a cost saving initiative to deliver £30m of annualised savings for the Group. During 2006/07, we achieved £20m of savings, well ahead of the £10m planned, and we remain on course for the full £30m in 2007/08.

In January 2007, we announced a comprehensive restructuring programme to realign our investment approach and streamline our operations. This programme will deliver £110m of annualised savings with £76m currently anticipated to be achieved in 2007/08.

Profit from operations

Group profit from operations (EBITA)[(i)] decreased by £100.0m or 39.9% from £250.5m to £150.5m. Excluding exchange, the decrease in EBITA was £94.6m or 37.8%. Group operating margin decreased from 12.0% to 8.6% in the year.

EMI Music delivered EBITA of £44.9m, a decline of £100.2m or 68.2% at constant currency on the prior year. This decrease in EBITA was largely driven by the revenue declines particularly in North America, UK and Ireland and Latin America mentioned above. The operating margin reduced from 8.7% to 3.3%.

EMI Music Publishing generated EBITA of £105.6m, a growth of 4.2% at constant currency on the prior year. Operating margin improved from 25.1% to 26.3%, reflecting the partial effects of the restructuring programme and its efficiencies.

The Group's share of profit in its associated company investments increased from £1.0m in 2005/06 to £1.8m in 2006/07. Consequently, the total underlying profit from operations for the Group is £152.3m this year compared to £251.5m last year.

Notes:
(i) Group profit from operations (EBITA) is before exceptional items and amortisation and before share of profit in associates.

Group finance charges, excluding exceptional finance charges, reduced by £2.6m to £89.6m. This reflected a 3.2% decrease in average net borrowings, an increase in pension fund interest receivable offset by higher rates in three of our major funding territories (US, UK and Europe).

Underlying profit before tax declined by 60.6% from £159.3m to £62.7m, reflecting the reduction in revenue and underlying profit from operations discussed above.

The Group underlying tax rate, before amortisation and exceptional items, was 22% against 17.6% in the prior year. The increased rate reflected a movement in profitability towards countries where there were higher tax rates together with losses in territories where we cannot recognise the loss. This was offset by the settlement of prior liabilities.

As a result of the above, the Group's underlying profit after taxation decreased from £131.2m to £48.9m, a decrease of 62.7%.

Underlying basic earnings per share[(ii)] was 5.8p, a decrease of 10.4p from the prior year. Underlying diluted earnings per share, the calculation of which includes the impact of the potential conversion of convertible bonds (and related bond interest) together with the possible exercise of dilutive share options, decreased from 15.7p to 5.8p.

Notes:
(ii) Before exceptional items and amortisation.

Other items affecting earnings
Exceptional items and amortisation comprise operating exceptional costs, finance exceptional costs and amortisation of music copyrights and intangibles.

The Group is reporting operating exceptional costs of £256.3m compared with income of £4.0m in the prior year. Operating exceptional costs are net of a £50.2m gain on disposal of property (including the sale and leaseback transactions completed for our offices in Tokyo and the Capitol Tower in Los Angeles) and a gain following settlement of an infringement case with Bertelsmann AG in March. The exceptional costs include £191.5m for our restructuring programmes announced in April 2006 and January 2007 (largely headcount and roster reduction) and the results of our balance sheet review announced on 12 January 2007 and concluded as anticipated on 31 March 2007. The review resulted in a charge of £164.0m reported as exceptional this year. The final elements of this year's exceptional cost are a £0.2m loss on revaluation of investments and £7.6m for aborted corporate transactions.

The Group is reporting finance exceptional net costs relating to remeasurements and refinancing costs of £17.3m compared to net income of £4.7m last year. Finance exceptionals include the loss on revaluation to fair value of the convertible bond derivative of £5.7m (2005/06: £4.1m gain), the loss on revaluation of the Eurobond embedded call feature of £21.3m (2005/06 £8.2m gain) and the foreign exchange gain on Euro borrowings of £8.1m (2005/06: £4.1m loss). The finance exceptional net costs for 2006/07 include exceptional refinancing costs of £1.1m in connection with the refinancing programme carried out in March 2007 (2005/06: £5.2m refinancing programme carried out in July 2005).

Amortisation and impairment of music copyrights and other intangibles amounted to £52.7m in comparison with £49.9m last year.

The minority interest cost reduced from a charge of £3.9m in the previous year to a charge of £1.5m this year. This was the consequence of reduced profitability in the Music business in Japan in which there was a 45% minority share for eight and a half months of the year. In December 2006, we agreed to acquire the 45% minority share from Toshiba for approximately £93m. The cash cost is due to be paid in the first half of 2007/08.

The loss attributable to members of the Company was (£288.5)m in comparison with an attributable profit last year of £86.1m.

As announced in April 2007, the Board is suspending dividend payments until the benefits of the restructuring process have been fully realised. The interim dividend of 2p per share was paid on 2 April 2007.

Reported results

Total Group loss from operations (including share of associates) was £(156.7)m in comparison with a profit of £205.6m last year. This decrease was entirely due to the decline in revenue compounded by exceptional costs of £309.0m this year compared to £45.9m last year.

Total loss before taxation was £(263.6)m compared to a profit of £118.1m in the prior year. This decrease reflected the reduction in Group profit from operations above and a change in the finance exceptional from net income to a net cost.

Cash flow and net borrowings

Improvement in cash conversion and overall cash management remains a key area of focus for the Group. The net cash inflow from operating activities was £7.3m, a significant reduction from last year's inflow of £188.3m, reflecting a significant working capital outflow in the Music division as a result of changes in trading patterns, the costs of our restructuring programme announced in January 2007 and the lower EBITA reported this year.

After the net cash inflow from operating activities, we had cash inflows of £65.8m for investment activity and cash inflows of £85.1m for financing activity including an outflow of £50.8m for dividends. Taking into account the gain on exchange of foreign currency denominated borrowings of £43.7m, year-end net debt increased by £24.7m from £879.5m to £904.2m.

The net cash inflow from operations after investing activities has approximated the operating result of both divisions in recent years.

ATTACHMENTS

EMI GROUP PLC FINANCIAL STATEMENTS 2006/07

(a)	Financial summary for the year ended 31 March 2007.
(b)	Group consolidated income statement for the year ended 31 March 2007.
(c)	Group consolidated balance sheet at 31 March 2007.
(d)	Group consolidated statement of recognised income and expense for the year ended 31 March 2007.
(e)	Group consolidated cash flow statement for the year ended 31 March 2007.
(f)	Note to the Group consolidated cash flow statement for the year ended 31 March 2007.
(g)-(m)	Group accounting policies
(n)-(w)	Notes to the Group financial statements for the year ended 31 March 2007.

FINANCIAL SUMMARY
for the year ended 31 March 2007

	Year ended 31 March 2007 £m	Year ended 31 March 2006 £m
Underlying revenue	**1,751.5**	2,079.9
Underlying EBITDA (i)	**174.0**	275.8
Underlying Group profit from operations (EBITA) (ii)	**150.5**	250.5
Underlying PBT (iii)	**62.7**	159.3
Total (loss) profit before taxation	**(263.6)**	118.1
Underlying diluted earnings per share (iv)	**5.8p**	15.7p
Basic (loss) earnings per share	**(36.3)p**	10.9p
Dividends per share	**8.0p**	8.0p
Return on sales (v)	**8.6%**	12.0%
Interest cover (vi)	**1.9x**	3.0x

(i) Underlying EBITDA is Group profit from operations before depreciation and exceptional items and amortisation.
(ii) Underlying Group profit from operations (EBITA) is before exceptional items and amortisation.
(iii) Underlying PBT is before exceptional items and amortisation.
(iv) Underlying diluted earnings per share is before exceptional items and amortisation.
(v) Return on sales is defined as Group profit from operations before exceptional items and amortisation as a percentage of Group revenue.
(vi) Interest cover is defined as the number of times EBITDA is greater than Group net finance charges excluding finance exceptional items.

Exceptional items include operating exceptional items and finance exceptional items. Operating exceptional items include impairment of goodwill, gains (losses) on disposal of property, plant and equipment and remeasurement of listed investments. Finance exceptional items include remeasurement of financial assets and liabilities to be included within finance charges and exceptional refinancing costs.

GROUP CONSOLIDATED INCOME STATEMENT
for the year ended 31 March 2007

	Year ended 31 March 2007		Year ended 31 March 2006	
	Total £m	**Underlying £m**	Underlying £m	Total £m
Revenue	**1,808.3**	**1,751.5**	2,079.9	2,079.9
Group profit from operations before exceptional items and amortisation	**207.3**	**150.5**	250.5	250.5
Exceptional charge and amortisation	**(416.0)**			(53.3)
Exceptional income	**50.2**			7.4
Share of profits from associates	**1.8**	**1.8**	1.0	1.0
Profit from operations*	**(156.7)**	**152.3**	251.5	205.6
Finance charges				
Finance income	**79.3**	**63.0**	57.4	71.4
Finance costs	**(186.2)**	**(152.6)**	(149.6)	(158.9)
Total net finance charges	**(106.9)**	**(89.6)**	(92.2)	(87.5)
Profit (loss) before taxation	**(263.6)**	**62.7**	159.3	118.1
Overseas	**(33.4)**	**(23.8)**	(33.1)	(33.1)
UK	**10.0**	**10.0**	5.0	5.0
Total taxation	**(23.4)**	**(13.8)**	(28.1)	(28.1)
Profit (loss) from continuing operations after taxation	**(287.0)**	**48.9**	131.2	90.0
Attributable to:				
Equity holders of the parent	**(288.5)**			86.1
Minority interest	**1.5**			3.9

* The following items are included within Profit from operations

	Total £m (2007)	Underlying £m (2007)	Underlying £m (2006)	Total £m (2006)
Cost of sales	**(1,270.9)**	**(1,069.8)**	(1,230.4)	(1,280.3)
Distribution costs	**(69.9)**	**(69.9)**	(75.0)	(75.0)
Gross Profit	**467.5**	**611.8**	774.5	724.6
Administration expenses	**(681.6)**	**(466.9)**	(532.4)	(533.5)
Other operating income, net	**55.6**	**5.6**	8.4	13.5

Earnings per share (EPS)

	Year ended 31 March 2007	Year ended 31 March 2006
Basic (loss) earnings per Ordinary Share (note 6)	**(36.3)p**	10.9p
Diluted (loss) earnings per Ordinary Share (note 6)	**(36.3)p**	10.5p
Underlying basic earnings per Ordinary Share (note 6)	**5.8p**	16.2p
Underlying diluted earnings per Ordinary Share (note 6)	**5.8p**	15.7p

Underlying earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Average exchange rates for the year

	Year ended 31 March 2007	Year ended 31 March 2006
US Dollar to £1	**1.90**	1.78
Euro to £1	**1.48**	1.47
Yen to £1	**223.20**	203.69

The results for the year have been translated into Sterling at the appropriate average exchange rates.

** Exceptional items and amortisation include operating exceptional items, amortisation and finance exceptional items and tax on the exceptional items. See the Group accounting policies section of these financial statements for definitions of these terms and for examples of the types of transactions that may fall into each category.

GROUP CONSOLIDATED BALANCE SHEET.
for the year ended 31 March 2007

	At 31 March 2007 £m	At 31 March 2006 £m
ASSETS		
Non-current assets		
Music copyrights and intangibles	305.7	389.3
Goodwill	28.9	43.0
Property, plant and equipment	132.0	196.8
Investments in associates	8.1	8.8
Financial assets	20.1	56.3
Deferred taxation	12.0	22.8
Other receivables	3.7	4.4
	510.5	721.4
Current assets		
Inventories	30.4	37.2
Advances	217.9	330.1
Trade receivables	289.6	408.5
Corporation tax recoverable	15.9	16.7
Other receivables	100.8	110.3
Financial assets	0.2	0.3
Investments: liquid funds	1.5	1.6
Cash and cash equivalents	331.7	190.9
	988.0	1,095.6
Total assets	1,498.5	1,817.0
LIABILITIES		
Non-current liabilities		
Financial liabilities	(1,317.0)	(1,149.7)
Other payables	(6.5)	(9.5)
Deferred taxation	(3.7)	(5.1)
Pension provisions	(42.2)	(31.1)
	(1,369.4)	(1,195.4)
Current liabilities		
Financial liabilities	(12.3)	(22.6)
Other payables	(1,044.7)	(1,149.0)
Current tax liability	(112.2)	(143.1)
Other provisions for liabilities and charges	(110.9)	(33.5)
	(1,280.1)	(1,348.2)
Total liabilities	(2,649.5)	(2,543.6)
NET LIABILITIES	(1,151.0)	(726.6)
EQUITY		
Capital and reserves		
Share capital	112.0	110.7
Share premium account	455.4	447.8
Capital redemption reserve	495.8	495.8
Foreign exchange reserve	19.5	(17.1)
Other reserves	214.7	206.4
Retained earnings	(2,451.0)	(2,019.0)
Equity attributable to equity holders of the parent	(1,153.6)	(775.4)
Minority interests (equity)	2.6	48.8
TOTAL EQUITY	(1,151.0)	(726.6)

Year end exchange rates

	At 31 March 2007	At 31 March 2006
US Dollar to £1	1.97	1.73
Euro to £1	1.47	1.43
Yen to £1	231.53	204.66

The balance sheet has been translated into Sterling at the appropriate year end exchange rates.

GROUP CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the year ended 31 March 2007

	At 31 March 2007 £m	At 31 March 2006 £m
Income and expense recognised directly in equity		
Revaluation of music copyrights and intangibles		4.8
Exchange difference on retranslation of foreign operations	32.5	(21.2)
Pension funds: actuarial gains and losses	(26.6)	58.3
Gains (losses) on the revaluation to fair value of available-for-sale investments	1.4	(0.9)
Net income directly recognised in equity	7.3	41.0
Profit for the year	(287.0)	90.0
Total recognised income and expense for the year	(297.7)	131.0
Attributable to:		
Equity holders of the parent	(277.1)	126.4
Minority interest	(2.6)	4.6
Total recognised income and expense for the year	(279.7)	131.0

GROUP CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 March 2007

	2007 £m	2006 £m
Cash flows from operating activities		
Cash receipts from operations	1,909.4	1,982.4
Cash used in operations	(1,862.8)	(1,754.3)
Tax paid	(39.3)	(39.8)
Net cash generated from operating activities	7.3	188.3
Cash flows from investing activities		
Purchase of businesses, net of cash acquired	(3.1)	(6.9)
Deferred consideration paid	(5.4)	(0.9)
Purchase of associates	(0.9)	(0.3)
Disposal of associates	0.6	-
Purchase of music copyrights and intangibles	(4.8)	(4.1)
Disposal of music copyrights and intangibles	6.8	7.3
Purchase of property, plant and equipment	(26.9)	(30.2)
Disposal of property, plant and equipment	92.8	16.3
Purchase of other investments	(0.6)	-
Dividends received from investments	4.6	-
Dividends received from associated undertakings	0.6	1.0
Disposal of other investments	0.3	5.9
Interest received	1.8	9.3
Net cash generated from (used in) investing activities	65.8	(2.6)
Cash flows from financing activities		
Issue of ordinary share capital	3.6	0.6
Purchase of own shares	(5.5)	(0.5)
Equity dividends paid	(50.8)	(61.2)
Dividends paid to minorities	(3.2)	(2.5)
Financing:		
New loans	453.9	207.8
Loans repaid	(206.5)	(277.6)
Capital element of finance lease repayments	(1.2)	(0.6)
Interest paid	(104.5)	(111.6)
Interest element of finance lease repayments	(0.7)	(0.7)
Net cash generated from (used in) financing activities	85.1	(246.3)
Net increase (decrease) in cash and cash equivalents	158.2	(60.6)
Cash and cash equivalents at the beginning of the year	171.3	229.1
Exchange gains (losses) on cash and cash equivalents in the year	(7.3)	2.8
Cash and cash equivalents at the end of the year	322.2	171.3

	2007 £m	2006 £m
Cash and cash equivalents at the end of the year comprise of:		
Cash at bank and in hand	331.7	190.9
Overdrafts	(9.5)	(19.6)
	322.2	171.3

NOTE TO THE GROUP CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 March 2007

a) Reconciliation of Group profit from operations to net cash flow from operating activities:

	2007	2006
	£m	£m
Group (loss) profit from operations (before share of profit in associates)	**(158.5)**	204.6
Depreciation and impairment charge	**38.6**	26.4
Gain on disposal of property, plant and equipment and music copyrights and intangibles	**(56.5)**	(9.4)
Amortisation and impairment of music copyrights and intangibles	**52.7**	49.9
Impairment of goodwill	**15.1**	-
Remeasurements – revaluation to fair value of listed investments	**0.2**	(2.6)
Share-based payment transactions	**5.0**	4.9
Amounts provided	**158.1**	18.2
Provisions utilised	**(72.7)**	(36.1)
(Increase) decrease in inventories	**4.3**	(7.3)
(Increase) decrease in receivables	**196.3**	(74.1)
Increase (decrease) in payables	**(136.0)**	53.6
Net cash generated from operations	**46.6**	228.1
Tax paid	**(39.3)**	(39.8)
Net cash generated from operating activities	**7.3**	188.3

GROUP ACCOUNTING POLICIES
continued

Authorisation of financial statements
The financial statements of EMI Group plc and its subsidiaries (the "Group") for the year ended 31 March 2007 were authorised for issue by the board of Directors on 21 May 2007 and the balance sheet was signed on the board's behalf by Eric Nicoli and Martin Stewart. EMI Group plc is a public limited company incorporated and domiciled in England and Wales. The Company's ordinary shares are traded on the London Stock Exchange.

Basis of preparation
The consolidated financial information comprises the accounts of the Company and its subsidiaries which have been prepared in accordance with applicable International Financial Reporting Standards (IFRSs) as adopted by the European Union as they apply it to the financial statements of the Group for the year ended 31 March 2007. The Group's principal accounting policies under IFRS are set out below.

Where applicable, prior year figures have been adjusted to disclose them on the same basis as current year figures. The most significant adjustment relates to the classification of financial assets and financial liabilities which were previously classified within financial derivatives, other investments and borrowings on the balance sheet; these have been reclassified to financial assets and financial liabilities to more accurately reflect the nature of the assets and liabilities.

This preliminary financial information for the year ended 31 March 2007 does not constitute statutory accounts under S.235 of the Companies Act 1985. The statutory accounts for the year have not yet been delivered to the registrar of companies but include the auditor's report which was unqualified and did not contain a statement under S.237 (2 or 3) of the Companies Act 1985. The preliminary financial information for the year ended 31 March 2006 did not constitute statutory accounts under S.235 but those accounts have been filed with the registrar of companies with an unqualified audit report.

At the date of authorisation of these financial statements the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

International Accounting Standards (IAS / IFRS)	Effective from date
IFRS 7 *Financial Instruments: Disclosures*	1 January 2007
IFRS 8 *Operating Segments*	1 January 2009
IAS 1 *Amendment - Presentation of Financial Statements: Capital Disclosures*	1 January 2007
International Financial Reporting Interpretations Committee (IFRIC)	
IFRIC 8 *Scope of IFRS 2*	1 May 2006
IFRIC 9 *Reassessment of Embedded Derivatives*	1 June 2006
IFRIC 11 *IFRS 2 - Group and Treasury Share Transactions*	1 March 2007

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group in the period of initial application. The exception is for IFRS 7 where additional disclosures on financial instruments, their significance and the nature and the extent of risks that they give rise to are required. More specifically the Group will need to disclose the fair values of its financial instruments and its risk exposure in greater detail. There will be no effect on the reported income or net assets. The Group expects to adopt the above standards for the year ending 31 March 2008 with the exception of IFRS 8 which it expects to adopt for the year ending 31 March 2010.

The significant accounting policies and key assumptions of the future that have a significant risk of causing material adjustments have been detailed within the notes to the financial statements.

All amounts in the financial statements are rounded to the nearest £0.1m unless otherwise indicated.

Basis of consolidation
The consolidated financial statements comprise the financial statements of EMI Group plc and its subsidiaries for the year ended 31 March 2007.

All intercompany balances and transactions, including unrealised profits and losses arising from intra-group transactions, have been eliminated in full.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which EMI Group plc has control.

For purchases of minority interest in subsidiaries the Group applies the 'equity concept method'. Under this method, the entire difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities reflected in the consolidated balance sheet at the date of acquisition of the minority interests is reflected as being a transaction between owners.

Foreign currency translation

Sterling (£) is the functional currency of the parent undertaking and the presentational currency of the Group. The functional currency of subsidiaries, joint ventures and associated companies ("foreign operations") is the currency of the primary economic environment in which they operate.

Transactions in foreign currencies are initially recorded in the functional currency at the rate ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign operation. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair values were determined.

The assets and liabilities of foreign operations are translated into sterling at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rates for the period. The exchange differences arising on the retranslation of foreign operations are taken directly to a separate component of equity. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

Business combinations and goodwill

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired, and liabilities and contingent liabilities assumed, in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of the acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Goodwill on acquisition is initially measured at cost. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Due to the adoption of IFRS 3 Business Combinations from 1 April 2003, goodwill on acquisitions from 1 April 2003 is not amortised and goodwill already carried in the balance sheet is not amortised from 1 April 2003. Goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For an asset, such as goodwill, that does not generate largely independent cash flows, the recoverable amount, which is the higher of fair value less cost to sell and value in use, is determined for the smallest identifiable group of assets including that asset that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (a 'cash generating unit').

Intangible assets

Intangible assets include music copyrights and other intangibles. Intangible assets acquired separately are capitalised at cost, whilst those acquired as part of a business acquisition are capitalised at fair value at the date of acquisition.

Following initial recognition, intangible assets with finite lives are amortised on a systematic basis over their economic useful lives. These lives are estimated on an individual basis at periods of anything up to and including 20 years. Intangible assets are tested for impairment if events or changes in circumstances indicate that the carrying value may be impaired. Useful lives are examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Intangible assets created within the business that cannot be distinguished from the cost of developing the business as a whole are not capitalised. Any relevant expenditure is charged against profit from operations in the period in which the expenditure is incurred.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight line basis to write off the cost, less residual value, of assets over the estimated useful life of the asset. The annual rates used are:

Freehold buildings	2%
Property held under finance leases and leasehold improvements	Lower of lease term and useful economic life
Plant, equipment and vehicles	10 - 331/3%

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Where an indicator of impairment exists, the Group makes an estimate of the recoverable amount, which is the higher of the asset's net selling price and value in use. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Assets are derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the income statement in the period in which the item is derecognised.

Assets are held at historical cost with the exception that certain properties in the subsidiary undertaking Toshiba-EMI Limited were carried at revalued amounts that were frozen until their disposal during the financial year ended 31 March 2007. This frozen carrying value was deemed cost in the case of these properties.

Leases
Assets which are held under a finance lease, which transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease, with a corresponding liability being recognised for the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the lease liability. Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Investments in joint ventures and associates
The Group's investments in its associates are accounted for using the equity method. The investment is carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value or dividends received. The Group's share of the results after interest and tax of the associate are included in profit from operations. When an associate has recognised a change in net assets other than through the income statement, the Group recognises its share of the change and discloses it, when applicable, in the statement of recognised income and expense.

The Group has a number of jointly controlled operations where there is no separate legal entity. The expenses that the Group incurs, and the share of the income that the Group earns from the sale of goods by these jointly controlled operations, are included in the income statement. The assets that the Group controls, and the liabilities that the Group incurs, in respect of these jointly controlled operations are included in the balance sheet.

Financial assets
Financial assets are recognised when the Group becomes party to the contracts that give rise to them and are classified as financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; or as available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition and re-evaluates this designation at each financial year end. When financial assets are recognised initially, they are measured at fair value, being the transaction price, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs.

Those investments classified as held-to-maturity or available-for-sale are designated as non-current assets. Available-for-sale investments are held on the balance sheet at fair value, with any changes in value being recognised in equity. When fair value is not available, the available-for-sale investments are held on the balance sheet at cost less any impairment in value. Held-to-maturity investments are held on the balance sheet at cost less any impairment in value.

Those investments classified as fair value through profit and loss are designated as current assets and are held on the balance sheet at fair value, with any changes in fair value being recognised in the income statement along with gains or losses on disposal.

Inventories
Inventories are valued at the lower of cost and net realisable value.

Advances
In the ordinary course of business the Group pays advances and other expenses recoupable from future royalties to performing artists, songwriters, producers and third party repertoire owners. The amounts paid are carried at cost less recoupment and less an allowance for any unrecoupable amounts. The allowance is based on past revenue performance, current popularity and projected revenue.
Advances are recoupable during the business operating cycle. All advances are therefore reported as current assets, including advances recoupable more than 12 months after the balance sheet date.

Trade receivables
Trade receivables, which generally have 30-90 day terms, are recognised and carried at the originally invoiced amount less an allowance for any doubtful debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Cash and cash equivalents
Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash at bank and in hand and short term deposits net of outstanding bank overdrafts

Financial liabilities
Borrowings
All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs and any discount or premium on settlement. Gains and losses on derecognition are recognised in finance charges.

Hedge accounting is adopted where derivatives, such as "fixed to floating" interest rate swaps, are held as fair value hedges against fixed interest rate borrowings. Under fair value hedge accounting, fixed interest rate borrowings are revalued at each balance sheet date by the change in fair value attributable to the interest rate risk being hedged.

Financial derivatives
The Group uses derivative financial instruments such as interest rate swaps and foreign currency contracts to hedge risks associated with interest and exchange rate fluctuations. Such derivative financial instruments are stated at fair value. The fair values of interest rate swaps and foreign currency contracts are determined by reference to market rates for similar instruments.

Hedges are classified as fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability.

In relation to fair value hedges (e.g. fixed to floating interest rate swaps held as fair value hedges against fixed interest rate borrowings) which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement.

Net investment hedges
The Group designates certain foreign currency borrowings as hedges of net investments in foreign operations. Any gain or loss on foreign currency borrowings designated in an effective hedging relationship is recognised in equity; any gain or loss relating to an ineffective portion of the hedge is recognised immediately in the income statement.

Gains and losses accumulated in equity are included in the income statement on disposal or impairment of the foreign operation.

Convertible bond

The component of the guaranteed convertible bonds that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of issue costs. On issue of the guaranteed convertible bonds, the fair value of the liability component was determined using a market rate for an equivalent non-convertible bond. This amount is carried as a liability on an amortised cost basis until extinguished on conversion or redemption. As the convertible bonds are denominated in US dollars but are convertible to sterling shares, the remainder of the proceeds is allocated to the conversion option that is recognised and included as a derivative liability, net of issue costs. The value of the conversion option is revalued to fair value at each balance sheet date, with movements in fair value reflected as finance costs or finance income.

Issue costs were apportioned between the liability and derivative components of the guaranteed convertible bonds based on the allocation of proceeds to the liability and derivative components when the instruments were first recognised.

Embedded call feature

The host contract of the €425m 8.625% senior notes allows the Group to redeem the debt at fixed redemption prices on or after 15 October 2008.

On issue of the €425m 8.625% senior notes, the fair value of the liability component was determined using market rates. This amount is carried as a liability on an amortised cost basis until extinguished on redemption. The difference between the fair value of the liability component and fair value of the senior notes represents the embedded call feature that is recognised and included as a financial asset on the balance sheet. The call feature is revalued to fair value at each balance sheet date, with movements in fair value reflected as exceptional finance costs or exceptional finance income.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money on the quantification of the provision is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as finance costs.

Pensions and other employee benefits

The Group operates three major defined benefit pension schemes, plus a number of smaller defined benefit pension schemes. The cost of providing benefits under the schemes is determined separately for each scheme using the projected unit actuarial valuation method.

Liabilities of the schemes are discounted by the current rate of return of an AA-rated corporate bond of equivalent term and currency to the liabilities. Assets of the schemes are measured at fair value at the balance sheet date. Actuarially calculated surpluses or deficits on the defined benefit schemes are included within the consolidated balance sheet. The current service cost of each of the schemes is charged against profit from operations. Expected returns on defined benefit scheme assets and interest on defined benefit scheme liabilities are included as finance income and finance costs respectively. With effect from 1 April 2004, the Group adopted the amendment to IAS 19 Employee Benefits that permits actuarial gains and losses to be charged or credited directly to equity through the statement of recognised income and expense.

In addition, the Group operates a number of defined contribution schemes. Contributions to defined contribution schemes are charged to the income statement as incurred.

Employee benefits other than post-employment benefits that can be carried forward if they have not been used are accrued as they are earned until the benefit is paid or used. Those employee benefits that are foregone if not taken at the time are expensed when incurred.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

- Sale of goods: revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be reliably measured. Revenue is measured at fair value after making provision in respect of expected future returns of goods and services supplied by the Group prior to the balance sheet date;
- Royalty and other income: all royalty and other income is recognised when it has been earned and can be reliably measured.

Interest income is recognised when it has been earned and can be reliably measured.

Share-based payments
The share option programme allows certain Group employees to acquire shares of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and the expense is spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted.

The amount recognised as an expense reflects the extent to which the vesting period has expired and the Group's best estimate of the number of awards that will ultimately vest. No expense is recognised for awards that do not ultimately vest, except for awards where the vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Employees of certain subsidiaries of the Group participate in the employee share incentive plans and the Group has an employee share trust to satisfy non-transferable options granted to executives and senior employees. Shares in the Group held by the employee share trust are treated as treasury shares and presented in the balance sheet as a deduction from equity.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested on or before 1 January 2005.

Finance charges
Finance costs comprise interest payable on borrowings calculated using the effective interest rate method, foreign exchange losses and losses on hedging instruments that are recognised in the income statement and interest payable on defined benefit pension scheme liabilities.

Finance income comprises interest receivable on funds invested calculated using the effective interest rate method, dividend income, foreign exchange gains and gains on hedging instruments that are recognised in the income statement and interest receivable on defined benefit pension scheme assets.

Income tax
Income tax on the profit or loss for the period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous periods.

Deferred tax is recognised for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax base. The following temporary differences are not provided for: the initial recognition of goodwill or of assets or liabilities that affect neither accounting nor taxable profit that is not a business combination; and temporary differences relating to investments in subsidiaries, joint ventures and associates where the timing of the reversal of the temporary difference can be controlled and to the extent that it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Segments
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products, or services within a particular economic environment that are subject to risks, and returns that are different from those segments operating in other economic environments.

Exceptional items and amortisation

Exceptional items and amortisation are excluded from underlying results in order to provide a better understanding of the normalised trading of the Group. The Group considers that such items would fall into either of two categories: operating exceptional items and amortisation; and finance exceptional items.

The Group defines operating exceptional items and amortisation as items which derive either from events or transactions that it considers fall outwith the ordinary activities of the Group or from events or transactions that fall within the ordinary activities of the Group but which, individually or, if of a similar type, in aggregate, need to be disclosed separately by virtue of their size or incidence if the financial statements are to give a true and fair view. Similarly, the Group defines finance exceptional items as items which derive either from events or transactions that it considers fall outwith the ordinary financing activities of the Group or from events or transactions that fall within the ordinary financing activities of the Group but which, individually or, if of a similar type, in aggregate, need to be disclosed separately by virtue of their size or incidence if the financial statements are to give a true and fair view.

Events or transactions that the Group would consider as falling outwith its ordinary activities could include, but are not limited to: the revaluation and/or disposal of property, plant and equipment; the revaluation and/or disposal of held-to-maturity or available-for-sale investments or investments at fair value through profit and loss; the disposal and/or closure of a business, jointly controlled operation or associate; and the costs of a fundamental reorganisation or restructuring. Events or transactions that the Group would consider as falling within its ordinary activities but which need to be disclosed separately could include, but are not limited to: the amortisation and impairment of music copyrights and intangibles; the impairment of goodwill; and the impairment of the cost of an investment in a business, jointly controlled operation or associate. Events or transactions that the Group would consider as falling outwith its ordinary financing activities could include, but are not limited to: gains or losses on the revaluation of derivative financial instruments; gains or losses on the retranslation of foreign currency-denominated borrowings to the extent that they do not provide a hedge against foreign currency-denominated investments; and gains or losses from the ineffectiveness of the interest rate swaps hedge. Events or transactions that the Group would consider as falling within its ordinary financing activities but which need to be disclosed separately could include, but are not limited to, costs incurred as part of the Group's refinancing programmes.

1. Segmental analysis

At 31 March 2007, the Group is organised on a worldwide basis into two main business segments - Music and Music Publishing. These divisions are the basis on which the Group reports its primary segment information.

Results

	EMI Music 2007 £m	EMI Music Publishing 2007 £m	2007 Total £m	EMI Music 2006 £m	EMI Music Publishing 2006 £m	2006 Total £m
Segment underlying revenue	1,350.2	401.3	1,751.5	1,660.3	419.6	2,079.9
Segment exceptional revenue	28.4	28.4	56.8			
	1,378.6	429.7	1,808.3	1,660.3	419.6	2,079.9
Group profit (loss) from operations before exceptional items and amortisation	44.9	105.6	150.5	145.1	105.4	250.5
Segmental operating exceptional items and amortisation:						
Amortisation of music copyrights and intangibles	(9.6)	(43.1)	(52.7)	(3.6)	(46.3)	(49.9)
Other exceptional items	(227.3)	(17.5)	(244.8)	0.6	(0.2)	0.4
Segmental result	(192.0)	45.0	(147.0)	142.1	58.9	201.0
Share of profit from associates	1.0	0.8	1.8	(0.1)	1.1	1.0
Non-segmental operating exceptional items and amortisation			(11.5)			3.6
Group profit from operations			(156.7)			205.6
Total net finance charges			(106.9)			(87.5)
Profit (loss) before taxation			(263.6)			118.1
Taxation			(23.4)			(28.1)
Profit (loss) from continuing operations after taxation			(287.0)			90.0

Other segmental items included in the income statement include:

	EMI Music 2007	EMI Music Publishing 2007	2007 Total	EMI Music 2006	EMI Music Publishing 2006	2006 Total
Depreciation	(18.9)	(2.9)	(21.8)	(20.7)	(2.9)	(23.6)
Amortisation of music copyrights and intangibles	(3.4)	(41.9)	(45.3)	(3.5)	(44.3)	(47.8)
Impairment of music copyrights and intangibles	(6.1)	(1.2)	(7.3)	-	(2.0)	(2.0)
Impairment of goodwill	14.0	-	14.0	-	-	-
Headcount and roster reduction	(130.1)	(15.3)	(145.4)	-	-	-
Impairment of tangible assets	(115.9)	(16.0)	(131.9)	-	-	-
Write down of inventories	(17.0)	-	(17.0)	-	-	-
Provision for other liabilities	(22.8)	(0.3)	(23.1)	-	-	-
Impairment of property	-	-	-	(0.9)	(0.2)	(1.1)
Release of overprovision for reorganisation costs changed in prior years	-	-	-	(2.3)	-	(2.3)
Reorganisation costs	-	-	-	2.3	-	2.3

2. Exceptional items and amortisation (continued)

The attributable taxation charge relating to operating exceptional items and amortisation is £9.6m (2006: £nil). The share of the operating exceptional items and amortisation attributable to minority interests is £1.2m (2006: £0.1m).

(ii) Finance exceptional items

	2007 £m	2006 £m
Fair value revaluation of convertible bond derivative liability	**(5.7)**	4.1
Fair value revaluation of interest rate swaps	**5.2**	1.4
Fair value revaluation of forward purchase of JPY	**(1.3)**	-
Fair value revaluation of Eurobond call feature derivative asset	**(21.3)**	8.2
Foreign exchange on unhedged Euro borrowings	**8.1**	(4.1)
Foreign exchange on unhedged foreign currency borrowings	**3.0**	0.3
Amortisation of fair value adjustment (US$500m 8.375% guaranteed notes)	**(4.2)**	-
Exceptional refinancing costs	**(1.1)**	(5.2)
Total	**(17.3)**	4.7

The attributable taxation charge relating to finance exceptional items is £nil (2006: £nil).

3. Finance charges

	2007 £m	2006 £m
Finance costs:		
Interest payable on bank overdrafts and loans	**98.6**	92.8
Interest payable on other loans	**5.1**	7.4
Interest payable on finance leases	**0.7**	0.7
	104.4	100.9
Interest payable on defined benefit pension scheme liabilities	**48.2**	48.7
	152.6	149.6
Finance income:		
Interest receivable on bank balances	**(1.8)**	(2.1)
Other interest receivable	**-**	(0.3)
	(1.8)	(2.4)
Expected return from defined benefit pension scheme assets	**(61.2)**	(55.0)
Underlying finance charges	**(63.0)**	(57.4)
Net finance charges	**89.6**	92.2
Finance exceptional items (see Note 2)	**17.3**	(4.7)
Total net finance charges	**106.9**	87.5

1. Segmental analysis

At 31 March 2007, the Group is organised on a worldwide basis into two main business segments - Music and Music Publishing. These divisions are the basis on which the Group reports its primary segment information.

Results

	EMI Music 2007 £m	EMI Music Publishing 2007 £m	Total 2007 £m	EMI Music 2006 £m	EMI Music Publishing 2006 £m	Total 2006 £m
Segment underlying revenue	1,350.2	401.3	1,751.5	1,660.3	419.6	2,079.9
Segment exceptional revenue	28.4	28.4	56.8	-	-	-
	1,378.6	429.7	1,808.3	1,660.3	419.6	2,079.9
Group profit (loss) from operations before exceptional items and amortisation	44.9	105.6	150.5	145.1	105.4	250.5
Segmental operating exceptional items and amortisation:						
Amortisation of music copyrights and intangibles	(9.6)	(43.1)	(52.7)	(3.6)	(46.3)	(49.9)
Other exceptional items	(227.3)	(17.5)	(244.8)	0.6	(0.2)	0.4
Segmental result	(192.0)	45.0	(147.0)	142.1	58.9	201.0
Share of profit from associates	1.0	0.8	1.8	(0.1)	1.1	1.0
Non-segmental operating exceptional items and amortisation			(11.5)			3.6
Group profit from operations			(156.7)			205.6
Total net finance charges			(106.9)			(87.5)
Profit (loss) before taxation			(263.6)			118.1
Taxation			(23.4)			(28.1)
Profit (loss) from continuing operations after taxation			(287.0)			90.0

Other segmental items included in the income statement include:

	EMI Music 2007 £m	EMI Music Publishing 2007 £m	Total 2007 £m	EMI Music 2006 £m	EMI Music Publishing 2006 £m	Total 2006 £m
Depreciation	(18.9)	(2.9)	(21.8)	(20.7)	(2.9)	(23.6)
Amortisation of music copyrights and intangibles	(3.4)	(41.9)	(45.3)	(3.5)	(44.3)	(47.8)
Impairment of music copyrights and intangibles	(6.1)	(1.2)	(7.3)	-	(2.0)	(2.0)
Impairment of goodwill	14.0	-	14.0	-	-	-
Headcount and roster reduction	(130.1)	(15.3)	(145.4)	-	-	-
Impairment of tangible assets	(115.9)	(16.0)	(131.9)	-	-	-
Write down of inventories	(17.0)	-	(17.0)	-	-	-
Provision for other liabilities	(22.8)	(0.3)	(23.1)	-	-	-
Impairment of property	-	-	-	(0.9)	(0.2)	(1.1)
Release of overprovision for reorganisation costs changed in prior years	-	-	-	(2.3)	-	(2.3)
Reorganisation costs	-	-	-	2.3	-	2.3

1. Segmental analysis (continued)

Assets and liabilities

	EMI Music	EMI Music Publishing	2007 Total	EMI Music	EMI Music Publishing	2006 Total
	£m	£m	£m	£m	£m	£m
Segment assets	628.9	458.7	1,087.6	926.3	578.0	1,504.3
Investment: associates	5.0	2.5	7.5	5.9	2.3	8.2
Unallocated assets			403.4			304.5
Consolidated total assets			1,498.5			1,817.0
Segmental liabilities	(764.2)	(276.1)	(1,040.3)	(898.1)	(282.4)	(1,180.5)
Unallocated liabilities			(1,609.2)			(1,363.1)
Consolidated total liabilities			(2,649.5)			(2,543.6)
Other segment items included in the balance sheet include:						
Capital expenditure	21.7	10.0	31.7	25.5	8.8	34.3
Average employees (No.)	4,818	640	5,458	5,672	640	6,312

Profit from operations is analysed instead of profit before taxation as finance charges are borne centrally and are not allocated to the operating businesses.

The Group's two business segments operate in six main geographical areas, even though they are managed on a worldwide basis.

	United Kingdom	Rest of Europe	Latin America	North America	Asia Pacific	Other	2007 Total
	£m	£m	£m	£m	£m	£m	£m
Segment underlying revenue	283.5	570.1	48.1	517.4	311.0	21.4	1,751.5
Segment exceptional revenue	5.6	8.1	1.2	36.9	5.0	-	56.8
	289.1	578.2	49.3	554.3	316.0	21.4	1,808.3
Segment assets	204.1	258.1	36.3	441.6	79.2	68.3	1,087.6
Investment: associates	-	0.4	-	5.9	1.2		7.5
Unallocated assets	-	-	-	-	-		403.4
Consolidated total assets	204.1	258.5	36.3	447.5	80.4	68.3	1,498.5
Capital expenditure	11.4	5.8	0.4	10.9	2.4	0.8	31.7
Average Employees (No.)	1,079	1,235	266	1,843	911	124	5,458

1. Segmental analysis (continued)

2006	United Kingdom £m	Rest of Europe £m	Latin America £m	North America £m	Asia Pacific £m	Other £m	Total £m
Segment revenue	348.0	630.2	84.4	649.1	338.8	29.4	2,079.9
Segment assets	267.1	288.5	58.8	657.5	155.6	76.8	1,504.3
Investment: associates	-	0.4	-	6.6	1.2		8.2
Unallocated assets	-	-	-	-			304.5
Consolidated total assets	267.1	288.9	58.8	664.1	156.8	76.8	1,817.0
Capital expenditure	15.3	6.9	0.6	8.7	2.2	0.6	34.3
Average Employees (No.)	1,201	1,393	311	2,034	1,241	132	6,312

Unallocated assets and liabilities include financial derivatives, corporation tax, deferred tax and net borrowings. These items are managed centrally and are not allocated to the operating businesses.

2. Exceptional items and amortisation

Exceptional items and amortisation are excluded from underlying results in order to provide a better understanding of the normalised trading of the Group, and include operating exceptional items and amortisation and finance exceptional items. The Group has responded to the unprecedented decline in the global markets for physical product by implementing a series of strategic remedies. The cost of these remedies in accounting terms is as reported below. Amongst the strategic remedies are headcount and roster reductions and a change in estimating methodology for advances.

Certain other transactions are reported below because they fall within the Group's definition of Exceptional items and amortisation as per the accounting policies section of the financial statements.

(i) Operating exceptional items and amortisation

	2007 £m	2006 £m
Restructuring and reorganisation costs:		
Headcount and roster reduction	(149.1)	-
Impairment of goodwill[1]	(15.1)	-
Impairment of tangible assets	(131.9)	-
Write down of inventories	(17.0)	-
Provision for other liabilities	(42.4)	-
Reorganisation costs in respect of prior year reorganisation programmes	-	(2.3)
Release of overprovision for reorganisation costs charged in prior years	-	2.3
Income from Bertelsmann litigation settlement	56.8	-
Net gain on sale of property, plant and equipment	50.2	1.5
Gain on disposal of business	-	1.0
Gain (loss) on revaluation to fair value of investments at fair value through profit and loss	(0.2)	2.6
Property impairment	-	(1.1)
Amortisation and impairment of music copyrights and intangibles	(52.7)	(49.9)
Cost incurred in connection with the possible transaction with Warner Music Group	(6.4)	-
Costs of defending abortive bid approach	(1.2)	-
Total	(309.0)	(45.9)

[1] Impairment of goodwill includes £1.1m (2006: £nil) relating to goodwill in associates.

2. Exceptional items and amortisation (continued)

The attributable taxation charge relating to operating exceptional items and amortisation is £3.6m (2006: £nil). The share of the operating exceptional items and amortisation attributable to minority interests is £1.2m (2006: £0.1m).

(ii) Finance exceptional items

	2007 £m	2006 £m
Fair value revaluation of convertible bond derivative liability	**(5.7)**	4.1
Fair value revaluation of interest rate swaps	**5.2**	1.4
Fair value revaluation of forward purchase of JPY	**(1.3)**	-
Fair value revaluation of Eurobond call feature derivative asset	**(21.3)**	8.2
Foreign exchange on unhedged Euro borrowings	**8.1**	(4.1)
Foreign exchange on unhedged foreign currency borrowings	**3.0**	0.3
Amortisation of fair value adjustment (US$500m 8.375% guaranteed notes)	**(4.2)**	-
Exceptional refinancing costs	**(1.1)**	(5.2)
Total	**(17.3)**	4.7

The attributable taxation charge relating to finance exceptional items is £nil (2006: £nil).

3. Finance charges

	2007 £m	2006 £m
Finance costs:		
Interest payable on bank overdrafts and loans	**98.6**	92.8
Interest payable on other loans	**5.1**	7.4
Interest payable on finance leases	**0.7**	0.7
	104.4	100.9
Interest payable on defined benefit pension scheme liabilities	**48.2**	48.7
	152.6	149.6
Finance income:		
Interest receivable on bank balances	**(1.8)**	(2.1)
Other interest receivable	**-**	(0.3)
	(1.8)	(2.4)
Expected return from defined benefit pension scheme assets	**(61.2)**	(55.0)
Underlying finance charges	**(63.0)**	(57.4)
Net finance charges	**89.6**	92.2
Finance exceptional items (see Note 2)	**17.3**	(4.7)
Total net finance charges	**106.9**	87.5

4. Taxation

	2007 £m	2006 £m
Current tax	**15.2**	23.8
Deferred tax	**8.2**	4.3
	23.4	28.1

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2007	2006
Profit before tax	**(263.6)**	118.1
Tax calculated at domestic rates applicable to profits in the respective countries at 36.6% (2006: 38.8%)	**(96.5)**	45.8
Effects of:		
Expenses not deductible for tax purposes	**92.4**	19.5
Utilisation of previously unrecognised tax losses	**(2.3)**	(42.3)
Tax losses for which no deferred income tax asset was recognised	**51.5**	16.9
Adjustment in respect of prior years	**(21.7)**	(11.8)
Total tax charged in the Income Statement	**23.4**	28.1

5. Dividends (equity)

	2007 Per share	2006 Per share	2007 £m	2006 £m
Ordinary dividends:				
2006/2005 final dividend	**6.0p**	6.0p	**47.5**	47.2
2006/2005 interim dividend	**2.0p**	2.0p	**15.7**	15.7
Total	**8.0p**	8.0p	**63.2**	62.9

The interim dividend of 2.0p per share was paid on 3 April 2006 to shareholders on the register at the close of business on 13 January 2006. The final dividend of 6.0p per share was paid on 2 October 2006 to shareholders on the register at the close of business on 21 July 2006.

An interim dividend of 2.0p per Ordinary Share was paid on 2 April 2007 to shareholders on the register at the close of business on 12 January 2007. As announced on 18 April 2007, the Board has decided to suspend further dividend payments until the benefits of the restructuring process, announced on 12 January 2007, have been fully realised. The Board will keep the situation under review.

6. Earnings per Ordinary share

	2007	2006
Earnings per Ordinary Share is calculated using the following:		
- Earnings	£(288.5)m	£86.1m
Underlying earnings	£46.2m	£127.4m
Basic		
Weighted average number of Ordinary Shares	794.8m	786.8m
Diluted		
Adjusted weighted average number of Ordinary Shares	794.8m	874.2m
Diluted underlying		
Adjusted weighted average number of Ordinary Shares	802.4m	874.2m

The adjusted weighted average number of Ordinary Shares used in the diluted underlying earnings per share calculations, 802.4m (2006: 874.2m), is the weighted average number of Ordinary shares, 794.8m (2006: 786.8m), adjusted by the effects of dilutive share options, 7.6m (2006: 8.5m).

The number of Ordinary Shares arising from the conversion of convertible bond options, 78.9m (2006: nil), is not included in the calculation of the diluted underlying earnings per share because of its anti-dilutive effect. However, it was included in the calculation of the diluted earnings per share calculation in 2006 because of its dilutive effect. It is also excluded in the calculation of diluted earnings per share in 2007 because it is anti-dilutive.

Reconciliation of adjusted earnings

	Year ended 31 March 2007 £m	Year ended 31 March 2007 Per Share	Year ended 31 March 2006 £m	Year ended 31 March 2006 Per Share
Earnings/basic EPS	(288.5)	(36.3)p	86.1	10.9p
Dilutive adjustments:				
Convertible bond – attributable interest cost* and dilution	-	-	5.4	(0.3)p
Dilutive share options - dilution	-	0.0p	-	(0.1)p
Earnings adjusted for effects of dilution / diluted EPS	(288.5)	(36.3)p	91.5	10.5p

* Including fair value revaluation of convertible bond derivative liability included within finance exceptional items.

Reconciliation from basic to underlying basic and underlying diluted earnings per share

	Year ended 31 March 2007 £m	Year ended 31 March 2007 Per Share	Year ended 31 March 2006 £m	Year ended 31 March 2006 Per Share
Earnings/basic EPS	(288.5)	(36.3)p	86.1	10.9p
Exceptional items and amortisation:				
Operating exceptional items and attributable taxation	250.8	31.6p	(4.0)	(0.5)p
Amortisation of music copyrights and intangibles	45.4	5.7p	47.9	6.1p
Impairment of music copyrights and intangibles	7.3	0.9p	2.0	0.3p
Impairment of goodwill	15.1	1.9p	-	0.0p
Minority interest in operating exceptional items and attributable taxation	(1.0)	(0.1)p	0.4	0.1p
Minority interest in amortisation of music copyrights and intangibles	(0.2)	(0.1)p	(0.3)	(0.1)p
Finance exceptional items	17.3	2.2p	(4.7)	(0.6)p
Underlying earnings / underlying basic EPS	46.2	5.8p	127.4	16.2p
Dilutive adjustments:				
Convertible bond– attributable interest cost and dilution	-	-	9.5	(0.4)p
Dilutive share options - dilution	-	0.0p	-	(0.1)p
Underlying earnings adjusted for effects of dilution / underlying diluted EPS	46.2	5.8p	136.9	15.7p

7. Financial liabilities

	2007 £m	2006 £m
Non-current		
US$500m 8.375% guaranteed notes	**252.0**	287.7
£325m 8.25% Sterling bonds	**324.0**	323.1
US$243.3m 5.25% guaranteed convertible bonds	**109.4**	121.1
€425m 8.625% senior notes	**280.1**	300.0
Long-term committed facilities – term loan *	**245.3**	(1.5)
Term loan	**-**	2.0
	1,210.8	1,032.4
Finance leases	**15.8**	17.0
Interest rate swaps – fair value hedge	**8.8**	13.6
Convertible bond derivative	**81.6**	86.7
	1,317.0	1,149.7
Current		
Overdrafts	**9.5**	19.6
Term loan	**-**	1.2
Forward currency contracts	**1.5**	-
Finance leases	**1.3**	1.8
	12.3	22.6
Total financial liabilities	**1,329.3**	1,172.3

* Includes issue costs of syndicated loan facility of £14.7m (2006: £1.5m).

Interest rate swaps
The notional principal amounts of the outstanding interest rate swap contracts at 31 March 2007 were £542.9m (2006: £586.2m). At 31 March 2007 the fixed interest rates vary from 8.38% to 8.63% (2006: 8.38% to 8.63%) and the main floating rates are 3 month LIBOR + 465 basis points and 3 month EURIBOR + 440 basis points (2006: 3 month LIBOR + 465 basis points and 3 month EURIBOR + 440 basis points). The fair value of the interest rate swaps is equal to the book value.

Convertible bond
The US$243.3m 5.25% guaranteed convertible bond which was issued in October 2003 is repayable in October 2010. The bonds are convertible into US$1,000 Preference Shares of the issuer which will be exchangeable immediately upon issue for Ordinary Shares in the Company. The number of Ordinary Shares for which a Preference Share may be exchanged will be determined by dividing the paid-up value of the Preference Share, translated into Sterling at the fixed rate of US$1.5957, by the exchange price initially set at 193.38p per Ordinary Share. Conversion by the holder at 193.38p per Ordinary Share may occur after 11 November 2003 until seven days prior to the final redemption date. Conversion by the issuer, after 16 October 2007, of all but not part, may occur if the average price per Ordinary Share on at least 20 dealing days in any period of 30 consecutive dealing days has been 130p; or at any time if 85% or more of the aggregate principal amount has been previously purchased, redeemed or cancelled. Redemption by the issuer, after 16 October 2007, may occur if the same aggregate principal amount has been previously purchased, redeemed or cancelled. Redemption by the holder, after 16 October 2007, may occur if the same conditions which apply to conversion by the issuer are met. Final redemption is on 2 October 2010 at 100% of principal and accrued interest.

Convertible bond derivative
On issue of the guaranteed convertible bond, the fair value of the liability component was determined using a market rate for an equivalent non-convertible bond. As the convertible bond is denominated in US Dollars but convertible into Sterling shares, the remainder of the proceeds were allocated to the conversion option that is recognised and included as a derivative liability, net of issue costs. The value of the call feature is revalued to fair value at each balance sheet date, with movements in the fair value reflected as finance costs or finance income.

Forward Currency Contract
In December 2006 the Company entered into an agreement to purchase Toshiba's 45% minority interest in its subsidiary, Toshiba-EMI Limited. Given the Group's policy not to hedge trading transaction exposure apart from materially large one-off items that have a high degree of certainty of occurring, this large firm commitment was hedged by means of a forward currency contract.

7. Financial liabilities (continued)

Revolving Credit Facilities

In March 2007 the Group replaced its existing £450m revolving credit facility with a new £700m credit facility due 29th May 2009. The new credit facility also provides the financing for the purchase of the TOEMI minority and the costs associated with the restructuring project. This resulted in exceptional refinancing costs of £1.1m (2006: £5.2m) in respect of the write off of issue costs of the £450m revolving credit facility.

Borrowings under the new £700m credit facility are governed by certain financial covenants based on the results and financial position of the Group, including the requirement that the interest coverage ratio and the leverage ratio (each as defined in the credit agreement) remain within certain limits. The covenants are tested, for the prior twelve month period as appropriate, at each balance sheet date. The Group is currently in compliance with both covenants.

The new £700m credit facility has two tranches, a £400m term loan facility and a £300m revolving credit facility. The term loan of £245.3m was drawn under the new credit facility in March 2007 (2006: July 2004 to December 2005). One single repayment will be made in May 2009. The loan carries a floating rate of interest, whose margin over LIBOR is determined by a leverage ratio grid (net borrowings/EBITDA as defined in the credit facility), currently set at LIBOR + 2.5%. In March 2006 there was a term loan of £3.2m drawn under a separate facility which was prepaid and cancelled during the year.

Other financial liabilities

On 11 March 2003 Moody's Investor Service downgraded the Group's credit rating from Baa2 to Ba1. As a consequence the coupon of the £325m 8.25% Sterling bonds was increased from 8.25% to 9.75% with effect from 20 May 2003.

At 31 March 2007 the Group had available £452.3m (2006: £437.1m) of undrawn committed borrowing facilities in respect of which all conditions precedent had been met.

All the Group's financial liabilities (excluding finance leases) are unsecured.

Year ended 31 March 2007

	Current coupon rate	Effective interest rate	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Fixed Rate									
US$500m 8.375% guaranteed notes	8.375%	8.49%	-	-	252.0	-	-	-	252.0
£325m 8.25% Sterling bonds	9.75%	9.92%	-	324.0	-	-	-	-	324.0
US$243.3m 5.25% guaranteed convertible bonds	5.25%	9.30%	-	-	-	109.4	-	-	109.4
€425m 8.625% senior notes	8.625%	8.94%	-	-	-	-	-	280.1	280.1
Finance leases			1.3	1.3	1.4	1.5	1.6	10.0	17.1
			1.3	325.3	253.4	110.9	1.6	290.1	982.6
Floating rate									
Overdrafts			9.5	-	-	-	-	-	9.5
Term loan			-	-	245.3	-	-	-	245.3
Interest rate swaps – long term commitments			-	-	7.4	-	-	1.4	8.8
Forward currency contract			1.5	-	-	-	-	-	1.5
			11.0	-	252.7	-	-	1.4	265.1

Year ended 31 March 2006

	Current coupon rate	Effective interest rate	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Non-current									
US$500m 8.375% guaranteed notes	8.375%	8.49%	-	-	-	287.7	-	-	287.7
£325m 8.25% Sterling bonds	9.75%	9.92%	-	-	323.1	-	-	-	323.1
US$243.3m 5.25% guaranteed convertible bonds	5.25%	9.30%	-	-	-	-	121.1	-	121.1
€425m 8.625% senior notes	8.625%	8.94%	-	-	-	-	-	300.0	300.0
Long-term committed facilities*			-	-	-	-	(1.5)	-	(1.5)
Finance leases			1.8	1.8	1.9	1.9	1.6	9.8	18.8
			1.8	1.8	325.0	289.6	121.2	309.8	1,049.2
Floating rate									
Overdrafts			19.6	-	-	-	-	-	19.6
Term loan			1.2	2.0	-	-	-	-	3.2
Interest rate swaps – fair value hedge (excluding accrued interest)			-	-	-	-	-	13.6	13.6
			20.8	2.0	-	-	-	13.6	36.4

7. Financial liabilities (continued)

Credit risk
The Group's principal financial assets are bank balances, cash and trade and other receivables.

The Group's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the balance sheet are net of allowances for doubtful debts. Such an allowance is made where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of the debt.

The credit risk on bank balances is limited because the counterparties are financial institutions with high credit ratings assigned by international credit rating agencies.

The Group has no significant concentration of credit risk, with exposure spread over a large number of geographically dispersed counterparties.

Net Investment in foreign operations
During the year the Group borrowed Japanese Yen totalling JPY 22,300m with a carrying value of £107.1m, in March 2007 all of these borrowings were repaid. In April 2006 borrowings of JPY 11,500m (£55.8m) were designated as a hedge of the Group's net investment in its Japanese subsidiaries, hedging the Group's exposure to foreign exchange risk on these investments. Upon repayment in March 2007, the borrowings were dedesignated as a hedge and the gain on retranslation of the borrowing hedge transferred to equity to offset the loss on translation of the net investment in the Japanese subsidiaries, whilst the translation gain on the remaining borrowings (£3.0m) was immediately recognised in profit and loss (finance exceptional items).

Fair values of financial assets and liabilities
The fair value of publicly traded borrowings has been calculated using the appropriate market prices at the balance sheet date. For the borrowings which are not publicly traded, the fair value has been calculated by discounting their future cash flows at the appropriate market rate. The directors estimate the fair value of the Group's borrowings to be as follows:

	Book value		Fair value	
	2007 £m	2006 £m	2007 £m	2006 £m
Financial assets				
Held-to-maturity investments	**3.2**	7.9	**3.2**	7.9
Available-for-sale-investments	**7.8**	7.1	**7.8**	7.1
Interest rate swaps – fair value hedge (excluding accrued interest)	**-**	11.0	**-**	11.0
€425m 8.625% senior notes embedded call feature	**9.1**	30.3	**9.1**	30.3
Investments at fair value through profit and loss	**0.2**	0.3	**0.2**	0.3
	20.3	56.6	**20.3**	56.6
Financial liabilities				
Loans and overdrafts	**9.5**	19.6	**9.5**	19.6
US$500m 8.375% guaranteed notes	**252.0**	287.7	**266.0**	306.0
£325m 8.25% Sterling bonds	**324.0**	323.1	**337.1**	348.0
US$243.3m 5.25% guaranteed convertible bonds	**109.4**	121.1	**119.4**	133.5
€425m 8.625% senior notes	**280.1**	300.0	**323.9**	368.1
Long-term committed facilities	**-**	(1.5)	**-**	(1.5)
Term loan	**245.3**	3.2	**245.3**	3.2
Finance leases	**17.1**	18.8	**17.1**	18.8
Interest rate swaps	**8.8**	13.6	**8.8**	13.6
Foreign currency contract	**1.5**	-	**1.5**	-
Convertible bond derivative	**81.6**	86.7	**81.6**	86.7
	1,329.3	1,172.3	**1,410.2**	1,296.0

Fair value hedges
The Group holds equivalent US Dollar nominal value interest rate swaps matching the coupon and the term of the US$500m 8.375% guaranteed notes effectively converting the interest basis of the issue to floating rate (set in arrears). See Note 15 for the derivative portion of the borrowing. From 1 April 2006, this swap was designated as a hedge for hedge accounting purposes.

7. Financial liabilities (continued)

The Group holds equivalent Euro nominal value interest rate swaps matching the coupon and the term of the €425m 8.625% senior notes effectively converting the interest basis of the issue to floating rate (set in arrears).

8. Other provisions for liabilities and charges

	Trading £m	Employee Benefits £m	Acquisition and integration £m	Disposal and fundamental reorganisation £m	Total £m
At 1 April 2006	27.2	0.8	5.1	0.4	33.5
Currency retranslation	(2.6)	-	-	-	(2.6)
Provisions utilised	(65.1)	(0.3)	(4.5)	(0.1)	(70.0)
Charged (released)	150.0	0.2	-	(0.2)	150.0
At 31 March 2007	**109.5**	**0.7**	**0.6**	**0.1**	**110.9**
Current portion:					
At 1 April 2006	27.2	0.8	5.1	0.4	33.5
At 31 March 2007	**109.5**	**0.7**	**0.6**	**0.1**	**110.9**
Total:					
At 1 April 2006	27.2	0.8	5.1	0.4	33.5
At 31 March 2007	**109.5**	**0.7**	**0.6**	**0.1**	**110.9**

Trading

Trading provisions include royalty audit charged through profit from operations before operating exceptional items and amortisation. They also include restructuring and reorganisation provisions charged through operating exceptional items.

Employee benefits

This provision relates to long term benefits and termination benefits.

Disposal and fundamental reorganisation

This provision relates to the reorganisation costs for the closure and/or sale of EMI's manufacturing businesses in North America and Europe.

Acquisition and integration

This provision relates to acquisition and integration costs that were created for earnouts. Earnouts are contractual commitments under which the seller of a business is entitled to additional future compensation based if the acquired business achieves certain future financial targets.

Regulatory Announcement

Go to market news section

Company	Terra Firma Investments (GP) 2 Ltd
TIDM	
Headline	Recommended Cash Offer
Released	16:22 21-May-07
Number	9752W

FOR IMMEDIATE RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

21 May 2007

Recommended cash offer

for

EMI Group plc

by

Maltby Limited

a company formed at the direction of Terra Firma

Summary

- The board of directors of Maltby and Directors of EMI are pleased to announce the terms of a recommended cash of
- Maltby is a newly-incorporated company formed at the direction of Terra Firma for the purpose of making the Offer.
- EMI is one of the world's leading music companies, comprising EMI Music, one of the top global recorded music cc
- The price of 265 pence for each EMI Share represents:
  - a premium of 13.2 per cent. to 234 pence, being the average Closing Price per EMI Share over the one month pe
  - a premium of 19.4 per cent. to 222 pence, being the Closing Price per EMI Share on 19 February 2007, the Busi
- The board of Directors of EMI, which has been so advised by Greenhill, considers the terms of the Offer to be fair ai
- Commenting on today's announcement, Guy Hands, Chief Executive Officer of Terra Firma Capital Partners Limite

  "Terra Firma is delighted that the Board has decided to recommend its Offer. Terra Firma's objective is to build on
- Commenting on the Offer, John Gildersleeve, Chairman of EMI, said:

  "The global music industry is undergoing significant change and, whilst EMI is confident in its ability to deliver its r
- Dresdner Kleinwort is acting as financial adviser and corporate broker to Terra Firma and Maltby.

This summary should be read in conjunction with the following announcement and the Appendices.

Appendix I sets out the Conditions and certain further terms of the Offer. Appendix II contains source notes relating to ce

Enquiries:

Dresdner Kleinwort (financial adviser and corporate broker to Terra Firma

and Maltby) Tel: +44 (0)20 7623 8000

Bruce MacInnes

Sean Watherston

Eoin Moore

Julian Smith (Broking)

Financial Dynamics (public relations adviser to Terra Firma and Maltby) Tel: +44 (0) 20 7831 3113

Andrew Dowler

Ben Foster

EMI

Amanda Conroy (Corporate Communications) Tel: +44 (0)20 7795 7529

Pippa Strong (Investor Relations) Tel: +44 (0)20 7795 7681

Greenhill (lead financial adviser to EMI) Tel: +44 (0)20 7198 7400

Simon Borrows

Peter Bell

Citi (financial adviser and corporate broker to EMI) Tel: +44 (0)20 7986 4000

Matthew Smith

Andrew Seaton

Tom Reid

Deutsche Bank (financial adviser and corporate broker to EMI) Tel: +44 (0)20 7545 8000

Guy Hayward-Cole

Charlie Foreman

Toby Clark

Brunswick Group LLP (public relations adviser to EMI) Tel: +44 (0)20 7404 5959

Alan Parker

Patrick Handley

This announcement is not intended to and does not constitute, or form part of, an offer to sell or invitation to purchase or

Dresdner Kleinwort is acting exclusively for Terra Firma and Maltby and no-one else in connection with the Offer and w

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusi

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively f

Deutsche Bank is authorised under German Banking Law (Competent authority: BaFin – Federal Financial Supervising

The availability of the Offer to persons who are not resident in the UK may be affected by the laws of the relevant jurisdic

The release, publication or distribution of this announcement in jurisdictions other than the UK may be restricted by law

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or wh

This announcement does not constitute, or form part of, any offer for, or any solicitation of any offer for securities, nor is

The Offer is being made for securities of a UK company and United States investors should be aware that this announcen

The Offer will be made in the United States pursuant to applicable US tender offer rules and otherwise in accordance wit

The receipt of cash pursuant to the Offer by a United States holder of EMI Shares may be a taxable transaction for Unite

EMI is incorporated under the laws of England and Wales. A majority of the EMI Directors are residents of countries ot

In accordance with the City Code and normal UK market practice and pursuant to class exemptive relief granted by the S

This announcement, including information included or incorporated by reference in this announcement, may contain "for

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1%

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of EMI by Maltby or EMI, or by

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute,

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

21 May 2007

Recommended cash offer

for

EMI Group plc

by

Maltby Limited

a company formed at the direction of Terra Firma

1. Introduction

The board of directors of Maltby and the Directors of EMI are pleased to announce the terms of a recommended cash offe

Maltby is a newly-incorporated company formed at the direction of Terra Firma for the purpose of making the Offer.

2. The Offer

Under the terms of the Offer, which will be subject to the Conditions and other terms set out in this announcement and to

For each EMI Share 265 pence in cash

The terms of the Offer value the entire issued and to be issued share capital of EMI at approximately £2.4 billion and repr

- a premium of 13.2 per cent. to 234 pence, being the average Closing Price per EMI Share over the one month period
- a premium of 19.4 per cent. to 222 pence, being the Closing Price per EMI Share on 19 February 2007, the Business

As first announced in the trading update issued by EMI on 18 April 2007, the board of EMI has decided to suspend divide

3. Background to and reasons for the Offer

As one of the world's largest music companies with leading market positions in both recorded music and music publishin

Terra Firma believes the rapid migration from physical to digital and online formats represents a long-term growth opport

Through its experience of previous investments and its access to significant capital resources, Terra Firma believes it is w

4. Recommendation

The board of Directors of EMI, which has been so advised by Greenhill, considers the terms of the Offer to be fair and rea

Accordingly, the board of Directors of EMI intends to recommend unanimously that EMI Shareholders should accept the

Greenhill, Citi and Deutsche Bank are acting as joint financial advisers to EMI. Citi and Deutsche Bank have an existing

5. Background to, and reasons for, the recommendation

The business fundamentals of the global music industry have changed significantly over the last few years. Revenues fro

During the last twelve months, trading conditions in the industry have been very challenging, particularly in recorded mus

Over the last twelve months, the Board of EMI has received a number of proposals from several different parties regardin

In deciding to recommend the Offer, the Board of EMI has taken into account a number of factors, including that:

- the Offer of 265 pence per EMI Share represents:
  - a premium of approximately 19.4 per cent. to 222 pence, being the Closing Price per EMI Share on 19
  - a premium of approximately 13.2 per cent. to 234 pence, being the average Closing Price per EMI Shar
  - an enterprise value of approximately £3.2 billion which is a multiple of approximately 18.5 x earnings b
- the terms of the Offer allow EMI Shareholders to realise certain cash now rather than face the continuing uncert
- the combination of the value of the Offer, its deliverability and the minimum of operational risk to the business i

6. Irrevocable undertakings

Maltby has received irrevocable undertakings from all of the EMI Directors with beneficial holdings of EMI Shares to acc

Further details of these irrevocable undertakings, including the circumstances in which they cease to be binding, are set ou

7. Information on EMI

EMI is one of the world's leading music companies, operating directly in 50 countries and with licensees in a further 20 c

EMI Music

EMI Music is one of the largest recorded music businesses globally, with a roster of approximately 1,300 artists encompa

EMI Music is at the forefront of the development of the digital music segment and is experiencing rapid growth in digital

EMI Music Publishing

EMI Music Publishing is the world's largest music publisher in terms of revenue. It acquires and administers copyrights i

EMI Music Publishing's publishing catalogues include SBK (CBS Songs, MGM and United Artists), Filmtrax (Columbia

Preliminary results for the year ended 31 March 2007

For the financial year ended 31 March 2007, EMI, in its preliminary results statement released today, reported underlying

8. Terra Firma

Terra Firma Investments (GP) 2 Limited is the general partner of the six limited partnerships constituting the Terra Firma

Terra Firma Investments (GP) 3 Limited is the general partner of the Terra Firma Capital Partners III Fund and makes pri

TFCP is adviser to the members of the Terra Firma group. TFCP is an independent private equity advisory firm set up in

9. Information on Maltby

Maltby is a newly-incorporated company formed at the direction of Terra Firma for the purpose of making the Offer and I

Further details in relation to Maltby will be contained in the Offer Document.

10. Management and employees

Maltby attaches great importance to the skills and experience of management and employees of EMI and believes that the

Maltby intends to enter into discussions with senior management of EMI, if and when the Offer completes, regarding thei

11. EMI Pension Schemes

EMI operates a number of defined benefit pension schemes, the largest of which are in the UK, Japan and Germany. Mal

12. EMI Share Schemes and Convertible Bonds

Participants in the EMI Share Schemes will be contacted regarding the effect of the Offer on their rights under these schei

In addition, holders of Convertible Bonds will be contacted regarding the effect of the Offer on their rights under those bo

Further details of these proposals will be set out in the Offer Document.

13. Financing

The cash consideration payable under the Offer and the costs of the Offer will be funded using a mixture of equity subscri

Dresdner Kleinwort has confirmed that it is satisfied that sufficient resources are available to Maltby to satisfy in full the

14. Inducement Fee Agreement

As a pre-condition to Maltby agreeing to announce the Offer, EMI has agreed to pay a break fee to Maltby of £24 million

(a) a Competing Proposal is announced under Rule 2.5 of the City Code prior to the Offer lapsing or being withdrawn anc

(b) the board of EMI withdraws, qualifies or adversely modifies its recommendation of the Offer,

and in either case the Offer lapses or is withdrawn.

EMI has agreed not to pay an inducement fee to, or to enter into any similar arrangement with, any other person prior to tl

Where an approach is made to EMI by a potential competing offeror, EMI has agreed (subject to confidentiality obligatioi

15. Delisting, compulsory acquisition and re-registration

If Maltby receives acceptances of the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the EMI Shar

If the Offer becomes or is declared unconditional in all respects and sufficient acceptances under the Offer are received, M

It is anticipated that the cancellation of listing on the Official List and of admission to trading on the London Stock Excha

Maltby will notify EMI Shareholders if and when the relevant event set out above has occurred and confirm that the notic

Following the Offer becoming or being declared unconditional in all respects and after the cancellation of listing on the O

16. Disclosure of interests in EMI

Except as disclosed below and save for the irrevocable undertakings described in paragraph 6 above, as at the close of bus

Party	Interest in EMI Shares
Allianz Insurance plc	96,600

In view of the requirement of confidentiality and therefore the availability to Maltby of all relevant persons who are presu

17. Overseas shareholders

The availability of the Offer to EMI Shareholders who are not resident in the United Kingdom may be affected by the law

18. General

The Offer will be subject to the Conditions and certain further terms set out in Appendix I to this announcement and the fi

The bases and sources of certain information contained in this announcement are set out in Appendix II. Details of the irr

The Offer and acceptances thereof will be governed by English law. The Offer will be subject to the applicable requireme

The Offer Document will be posted to EMI Shareholders as soon as practicable.

This announcement is not intended to and does not constitute, or form part of, an offer to sell or invitation to purchase or

Dresdner Kleinwort is acting exclusively for Terra Firma and Maltby and no-one else in connection with the Offer and w

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusi

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively f

Deutsche Bank is authorised under German Banking Law (Competent authority: BaFin – Federal Financial Supervising

The availability of the Offer to persons who are not resident in the UK may be affected by the laws of the relevant jurisdic

The release, publication or distribution of this announcement in jurisdictions other than the UK may be restricted by law

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or wh

This announcement does not constitute, or form part of, any offer for, or any solicitation of any offer for securities, nor is

The Offer is being made for securities of a UK company and United States investors should be aware that this announcem

The Offer will be made in the United States pursuant to applicable US tender offer rules and otherwise in accordance wit

The receipt of cash pursuant to the Offer by a United States holder of EMI Shares may be a taxable transaction for Unite

EMI is incorporated under the laws of England and Wales. A majority of the EMI Directors are residents of countries ot

In accordance with the City Code and normal UK market practice and pursuant to class exemptive relief granted by the S

This announcement, including information included or incorporated by reference in this announcement, may contain "for

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1%

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of EMI by Maltby or EMI, or by

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute,

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

1. CONDITIONS TO THE OFFER

The Offer will be conditional upon:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on

(i) EMI Shares which have been unconditionally allotted but not issued before the Offer becomes or is declared u

(ii) valid acceptances shall be deemed to have been received in respect of EMI Shares which are treated for the pı

(iii) the expression "EMI Shares to which the offer relates" shall be construed in accordance with Part 28 of the Cı

(b) the European Commission making or being deemed to have made a decision that it will not initiate proceedings unde

(c) no government or governmental, quasi governmental, supranational or statutory authority, court, regulatory or investi

(i) make the Offer, its implementation or the acquisition of any EMI Shares by any member of the Maltby Group

(ii) require, prevent or materially delay the divestiture by any member of the Maltby Group or by any member of

(iii) impose any material limitation on, or result in a material delay in, the ability of any member of the Maltby Gr

(iv) require any member of the Maltby Group or the Wider EMI Group to acquire or offer to acquire any shares, o

(v) require, prevent or materially delay a divestiture by any member of the Maltby Group of any shares or other sı

(vi) result in any member of the Wider EMI Group ceasing to be able to carry on business under any name under ı

(vii) impose any material limitation on the ability of any member of the Wider EMI Group to integrate or co-ordin

(viii) otherwise adversely affect the business, assets, profits, financial position or trading position of any member o

and all applicable mandatory waiting and other time periods during which any such Third Party could decide to take, institute or implement any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the laws of any jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any EMI Shares having expired, lapsed or been terminated;

(d) all mandatory filings under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) a

(e) since 31 March 2006 and except as disclosed in the Published EMI Information or as fairly disclosed by or on behalf

(i) any monies borrowed by, or any other indebtedness (actual or contingent) of, or any grant or subsidy availa

(ii) the rights, liabilities, obligations, interests or business of any member of the Wider EMI Group under any s

(iii) any member of the Wider EMI Group ceasing to be able to carry on business under any name under which

(iv) any assets or interests of any member of the Wider EMI Group being or falling to be disposed of or chargeı

(v) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part oı

(vi) the value of, or the financial or trading position or prospects of, any member of the Wider EMI Group bein

(vii) the creation of any material liability (actual or contingent) by any member of the Wider EMI Group otherw

(viii) any material liability of any member of the Wider EMI Group to make any severance, termination, bonus c

(f) since 31 March 2006 and except as disclosed in the Published EMI Information or as fairly disclosed by or on behalf

(i) issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities ı

(ii) save for the final dividend for the year ended 31 March 2006 of 6.0 pence (net) per EMI Share paid to EMI

(iii) merged with or demerged from or acquired any body corporate, partnership or business or acquired or disp

(iv) save as between EMI and its wholly-owned subsidiaries or between such wholly-owned subsidiaries made,

(v) issued, authorised or proposed the issue of any debentures, or made any change in or to, or (save in the ord

(vi) entered into or varied or announced its intention to enter into or vary any contract, transaction, arrangemenı

(vii) entered into or varied the terms of any service agreement, arrangement or contract with (x) any director of

(viii) proposed, agreed to provide or modified in any material respect the terms of any share option scheme, ince

(ix) nor the trustees of the relevant pension scheme since that date having, made or agreed or consented to any

(x) except as between EMI and its wholly-owned subsidiaries or between such wholly-owned subsidiaries and

(xi) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own sha

(xii) waived or compromised any claim otherwise than in the ordinary course of business which is material in tl

(xiii) made any material alteration to its memorandum or articles of association or other incorporation document

(xiv) other than in respect of a body corporate which is dormant and was solvent at the relevant time, taken or pı

(xv) commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any

(xvi) entered into any contract, commitment, agreement or arrangement otherwise than in the ordinary course of

(g) since 31 March 2006 and except as disclosed in the Published EMI Information or as fairly disclosed by or on behalf

(i) there having been no adverse change in the business, assets, financial or trading position or profits or opera

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, annou

(iii) no contingent or other liability having arisen or become known to Maltby which would be likely to advers

(h) since 31 March 2006 and except as disclosed in the Published EMI Information or as fairly disclosed by or on behalf

(i) that any financial, business or other information concerning the Wider EMI Group publicly disclosed or dis

(ii) that any member of the Wider EMI Group is subject to any liability, contingent or otherwise, which is mate

(iii) any information which materially affects the import of any information disclosed to Maltby at any time bef

(i) except as disclosed in the Published EMI Information or as fairly disclosed by or on behalf of EMI to Maltby before

2. CERTAIN FURTHER TERMS OF THE OFFER

Maltby reserves the right to waive in whole, or in part, all or any of the Conditions except Condition (a).

Save with the consent of the Panel, the Offer will lapse and the Offer will not proceed if the European Commission either

Conditions (b) to (i) (inclusive) must be fulfilled, be determined by Maltby to be or remain satisfied or (if capable of waiv

If the Offer lapses it will cease to be capable of further acceptance. EMI Shareholders who have accepted the Offer and M

The EMI Shares will be acquired by Maltby fully paid and free from all liens, equitable interests, charges, encumbrances,

If Maltby is required by the Panel to make an offer for EMI Shares under the provisions of Rule 9 of the City Code, Maltb

The Offer will be made on, and subject to, the Conditions and terms set out in this Appendix I and on such further terms a

The Offer will be governed by English law and will be subject to the jurisdiction of the courts of England. The Offer will

APPENDIX II

BASES AND SOURCES

In this announcement:

1. The value placed by the Offer on the existing issued EMI Shares (approximately £2,121 million) is based on 80

2. The value placed by the Offer on the fully diluted share capital of EMI (approximately £2,426 million) is based

3. The Closing Price of EMI Shares are derived from the Daily Official List or the London Stock Exchange's web

4. The average Closing Prices of EMI Shares represent the average Closing Prices for EMI Shares for the relevant

5. Unless otherwise stated, the financial information relating to EMI is extracted from the consolidated financial st

6. EMI's enterprise value of £3,223 million is calculated as the fully diluted share capital value of £2,426 million ı

DETAILS OF IRREVOCABLE UNDERTAKINGS

The following Directors of EMI have given irrevocable undertakings as described in paragraph 6 of this announcement in

Name	Number of Shares	% of issued share ca
J Gildersleeve	1,377	0.000172
E L Nicoli	446,442	0.055766
R C Faxon	516,386	0.064503
M.D. Stewart	0	0.000000
S Bailey	1,250	0.000156
K K Carton	5,000	0.000624
P A Georgescu	106,377	0.013288
D J Londoner	10,000	0.001249
Total	1,086,832	0.135758

These irrevocable undertakings cease to be binding in the following circumstances:

(a) the Offer is withdrawn or lapses;

(b) the Offer Document is not posted within 28 days (or such longer period as the Panel may agree being not more tl

(c) the Offer has not become or been declared unconditional in all respects by 6.00 p.m. on the date falling 6 months

(d) the directors of EMI have:

(i) withdrawn or modified their approval or recommendation of the Offer contemplated by this ann

(ii) approved the announcement of or recommended any Competing Proposal; or

(iii) publicly announced an intention to take any of the foregoing actions; and

(e) the Offer becomes or is declared unconditional in all respects.

APPENDIX IV

DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

"Authorisations"	authorisations, orders, grants, recognitions, confirmations, consents, l
"Business Day"	any day other than a Saturday or a Sunday when clearing banks gene
"Citi"	Citigroup Global Markets Limited
"City Code"	the City Code on Takeovers and Mergers
"Closing Price"	the closing middle market quotation of an EMI Share as derived fro
"Competing Proposal"	a proposal, offer, tender offer, merger, acquisition, scheme of arrange
"Conditions"	the conditions which are set out in paragraph 1 of Appendix I of this
"Convertible Bonds"	the 5.25% guaranteed convertible bonds due 2010 issued by EMI Gr
"Depositary"	JPMorgan Chase Bank, N.A.
"Dresdner Kleinwort"	Dresdner Kleinwort Limited
"EMI"	EMI Group plc
"EMI ADS"	an American depositary share comprising two EMI Shares

"EMI ADS Holder"	a holder of EMI ADSs
"EMI Group"	EMI, its subsidiaries and subsidiary undertakings
"EMI Pension Schemes"	the EMI Group Pension Fund, the Toshiba-EMI Limited Retirement
"EMI Shareholders" or "Shareholders"	holders of EMI Shares
"EMI Share Schemes"	the 1995 EMI Group Executive Share Option Plan, the EMI Group S
"EMI Shares"	(a) the existing unconditionally allotted or issued and fully paid ord (b) any further ordinary shares of 14 pence each in the capital of EMI w but excluding any shares held as treasury shares on such date as Maltby
"Deutsche Bank"	Deutsche Bank AG
"Directors"	the directors of EMI
"Exchange Act"	the US Securities Exchange Act of 1934, as amended
"Form of Acceptance"	the form of acceptance and authority for use in connection with the O
"FSA"	Financial Services Authority
"Greenhill"	Greenhill & Co. International LLP
"Listing Rules"	the listing rules made by the FSA under section 73A of the Financia
"London Stock Exchange"	London Stock Exchange plc
"Maltby"	Maltby Limited, a private limited company incorporated under the l
"Maltby Group"	Maltby, its holding companies, subsidiaries and subsidiary undertaki
"Offer"	the offer to be made by Maltby to acquire the EMI Shares on the te
"Offer Document"	the document to be addressed to, amongst others, EMI Shareholders
"Official List"	the Official List of the UK Listing Authority
"Panel"	the Panel on Takeovers and Mergers
"Published EMI Information"	EMI's Annual Report and Accounts for the year ended 31 March 200
"Regulatory Information Service"	any information service authorised from time to time by the FSA for t
"Terra Firma"	Terra Firma Investments (GP) 2 Limited as the general partner of th
"Terra Firma Capital Partners" or "TFCP"	Terra Firma Capital Partners Limited
"UK Listing Authority"	the FSA acting in its capacity as the competent authority for the purp
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"US" or "United States"	The United States of America, its territories and possessions, any stat
"US Holder"	(a) persons resident in the United States who hold shares in EMI (in
"Warner Music Group"	Warner Music Group Corp.
"Wider EMI Group"	the EMI Group and associated undertakings of EMI and any other b
"Wider Maltby Group"	the Maltby Group and associated undertakings of Maltby and any oth
"£" or "Sterling"	pounds Sterling, or the lawful currency of the UK from time to time
"$" or "US Dollars"	the lawful currency of the United States from time to time.

All references to time in this announcement are to London time unless otherwise stated.

Ref: 82-373

END

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Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:06 22-May-07
Number	PRNUK-2205

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	ABN AMRO Bank N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	21-05-2007
6. Date on which issuer notified:	22-05-2007
7. Threshold(s) that is/are crossed or reached:	3.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	33,101,497	33,101,497	52,852,483	52,852,483	n/a	6.60%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
52,852,483	6.60%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Myrto Koimtzoglou

15. Contact telephone number: 020-7678-0480

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

Ref: 82-373

END

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EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/81

Regulatory News Service 22nd May, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 22nd May 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 809,685,490 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,
- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	15:52 23-May-07
Number	PRNUK-2305

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	ABN AMRO Bank N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	22-05-2007
6. Date on which issuer notified:	23-05-2007
7. Threshold(s) that is/are crossed or reached:	3.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	52,852,483	52,852,483	59,168,708	59,168,708	n/a	7.39%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
59,168,708	7.39%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Myrto Koimtzoglou

15. Contact telephone number: 020-7678-0480

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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EMI

VIA PR NEWSWIRE DISCLOSE

ER 07//83

Regulatory News Service

23rd May, 2007.

EMI GROUP PLC
Document re Rule 2.6 Letter

Copies of the document sent to the Company's shareholders on 23rd May 2007, in accordance with Rule 2.6 of the City Code on Takeovers and Mergers, have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. No. (0)20 7676 1000).

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

END